As confidentially submitted with the Securities and Exchange Commission on October 9, 2026

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NEWGENIVF GROUP LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

British Virgin Islands	Not Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Wing Fung Alfred Siu

Chief Executive Officer

36/39-36/40, 13th Floor, PS Tower

Sukhumvit 21 Road (Asoke)

Khlong Toei Nuea Sub-district

Watthana District, Bangkok 10110

Thailand

Tel: +1 (212) 537-4406

(Address and telephone number of Registrant’s principal executive offices)

[                                   ]

(Name, address, and telephone number of agent for service)

Copies to:

Steve Lin, Esq.

Han Kun Law Offices LLP

Rooms 4301-10, 43/F., Gloucester Tower

The Landmark

15 Queen’s Road Central

Hong Kong

+852 2820 5600

Approximate date of commencement of proposed sale to the public:

From time to time after the effective date of this registration statement.

If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

SUBJECT TO COMPLETION, DATED        , 2026.

PROSPECTUS

NewGenIvf Group Limited

US$100,000,000

Class A Ordinary Shares

Preferred Shares

Warrants

Debt Securities

Subscription Rights Units

We may from time to time in one or more offerings offer and sell our preferred shares, warrants, subscription rights and/or units, debt securities, or Class A ordinary shares.

In addition, from time to time, the selling shareholders to be named in a prospectus supplement may offer and sell our Class A ordinary shares held by them. The selling shareholders may sell our Class A ordinary shares through public or private transactions at prevailing market prices or at privately negotiated prices. We will not receive any proceeds from the sale of our Class A ordinary shares by the selling shareholders.

We will provide specific terms of any offered securities and offering in a supplement to this prospectus. Any prospectus supplement may also add, update, or change information contained in this prospectus. You should carefully read this prospectus and the applicable prospectus supplement as well as the documents incorporated or deemed to be incorporated by reference in this prospectus before you purchase any of the securities offered hereby.

These securities may be offered and sold in the same offering or in separate offerings; to or through underwriters, dealers, and agents; or directly to purchasers. The names of any underwriters, dealers, or agents involved in the sale of our securities, their compensation and any over-allotment options held by them will be described in the applicable prospectus supplement. For a more complete description of the plan of distribution of these securities, see the section entitled “Plan of Distribution” beginning on page 49 of this prospectus.

Pursuant to General Instruction I.B.5 of Form F-3, in no event will we sell the securities covered hereby in a public primary offering with a value exceeding more than one-third of the aggregate market value of our Class A ordinary shares in any 12-month period so long as the aggregate market value of our issued and outstanding Class A ordinary shares held by non-affiliates remains below US$75,000,000. The aggregate market value of our issued and outstanding Class A ordinary shares held by non-affiliates, as of the date of this prospectus, was approximately US$             million, which was calculated based on             Class A ordinary shares held by non-affiliates and the per Ordinary Share price of US$          , which was the closing price of our Class A ordinary shares on             , 2026. During the 12 calendar months prior to and including the date of this prospectus, we have not offered or sold any securities pursuant to General Instruction I.B.5 of Form F-3.

Our Class A ordinary shares are listed on the NASDAQ Capital Market under the symbol “NIVF.” On             , 2026, the last reported sale price of the Class A ordinary shares on the NASDAQ Capital Market was US$             per share.

We qualify as a “foreign private issuer,” as defined in Rule 405 under the U.S. Securities Act of 1933, as amended, or the Securities Act, thus we are eligible for reduced public company reporting requirements, and are permitted to rely on certain exemptions from Nasdaq corporate governance rules.

NewGenIvf Group Limited (“NewGenIvf,” “Company,” “our,” “we,” or “us”) is a British Virgin Islands holding company with our operations conducted through our subsidiaries in the Cayman Islands (our wholly-owned subsidiary, NewGenIvf Limited), British Virgin Islands (our wholly-owned subsidiaries, NewGenDigital Limited and NewGenProperty Limited) and the United States of America (our wholly-owned subsidiary, Microsort Lab Services LLC) and in Asia (Hong Kong, Thailand, Kyrgyzstan, and the Kingdom of Cambodia). Under this holding company structure, investors are purchasing equity interests in NewGenIvf, a British Virgin Islands holding company, and obtaining indirect ownership interests in our Cayman Islands, British Virgin Islands, United States of America and Asian operating subsidiaries. Substantially all of NewGenIvf’s operations and assets are based in Thailand, Cambodia and Kyrgyzstan. As a result, its businesses and operations are subject to the changing economic conditions prevailing from time to time in such countries.

On November 21, 2024, the Company received a notice from the Staff of Nasdaq notifying the Company that its securities are subject to delisting due to the MVPHS Deficiency and MLVS Deficiency. The Company requested a hearing to appeal the delisting determination before the Nasdaq Hearings Panel (the “Panel”) on November 27, 2024. On November 29, 2024, the Company received a formal notice from Nasdaq that the Panel will consider its appeal at an oral hearing on January 28, 2025 (the “Hearing”). On February 19, 2025, the Company received written decision from the Panel, which granted an extension, allowing the Company additional time to regain compliance with the Nasdaq Stock Market’s continued listing requirements, subject to meeting specific compliance criteria within designated timeframes. As of the date of this prospectus, in accordance with the Panel’s extension, the Company has already made progress on its compliance plan, including carrying out a 1-for-20 reverse stock split of its issued and unissued shares which was effected on February 11, 2025. The effect of the reverse stock split was to consolidate every 20 issued and unissued share into one share. On February 27, 2025, the Company received a notification letter from Nasdaq, indicating that the closing bid price of the Company’s securities had been at $1.00 per share or greater for 10 consecutive business days from February 11, 2025 to February 26, 2025, and the Company had regained compliance with the minimum bid price rule. In addition, on February 27, 2025, the Company received a confirmation from Nasdaq that its application to transfer its listing to the Nasdaq Capital Market had been approved and that the Company’s securities would be transferred to the Nasdaq Capital Market at the opening of business on February 28, 2025.

On May 5, 2025, the Company effected a 1-for-10 reverse stock split of its issued and unissued shares. On August 4, 2025, the Company carried out a 1-for-5 reverse stock split of its issued and unissued shares. On December 1, 2025, the Company carried out a 1-for-5 reverse stock split of its issued and unissued shares. On January 26, 2026, the Company effected a 1-for-3 reverse stock split of its issued and unissued shares. On March 16, 2026, the Company effected a 1-for-4 reverse stock split of its issued and unissued shares. On July 6, 2026, the Company effected a 1-for-3 reverse stock split of its issued and unissued shares. On September 1, 2026, the Company effected a 1-for-3 reverse stock split of its issued and unissued shares. [On October 12, 2026, the Company effected a 1-for-4 reverse stock split of its issued and unissued shares]

Investing in these securities involves risks. See the “Risk Factors” section contained in the applicable prospectus supplement and the documents we incorporate by reference in this prospectus to read about factors you should consider before investing in our securities.

This prospectus may not be used to offer or sell any securities unless accompanied by a prospectus supplement.

We or the selling shareholders may offer and sell these securities to or through one or more agents, underwriters, dealers or other third parties or directly to one or more purchasers on a continuous or delayed basis. The names of any underwriters will be stated in the applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of securities or passed upon the accuracy or adequacy of the disclosures in this prospectus, including any prospectus supplement and documents incorporated by reference. Any representation to the contrary is a criminal offense.

The date of this prospectus is            , 2026

i

ABOUT THIS PROSPECTUS

This prospectus is part of a shelf registration statement that we filed with the Securities and Exchange Commission, or the SEC. By using a shelf registration statement, we or a selling shareholder may, at any time and from time to time, offer and sell up to an aggregate of US$100 million of the securities as described in this prospectus in one or more offerings. We may also add, update or change information contained in this prospectus by means of a prospectus supplement or by incorporating by reference information that we file or furnish to the SEC. As allowed by the SEC rules, this prospectus and any accompanying prospectus supplement do not contain all of the information included in the registration statement. For further information, we refer you to the registration statement, including its exhibits. Statements contained in this prospectus or the prospectus supplement about the provisions or contents of any agreement or other document are not necessarily complete. If the SEC’s rules and regulations require that an agreement or document be filed as an exhibit to the registration statement, please see that agreement or document for a complete description of these matters.

You should carefully read this document and any applicable prospectus supplement. You should also read the documents we have referred you to under “Where You Can Find More Information About Us” and “Incorporation of Documents by Reference” below for information on our company, the risks we face and our financial statements. The registration statement and exhibits can be read on the SEC’s website as described under “Where You Can Find More Information About Us.”

In this prospectus, unless otherwise indicated or unless the context otherwise requires, references to:

“ASCA” means A SPAC I Acquisition Corp., a British Virgin Islands business company.

“A SPAC I Mini Acquisition Corp.” means A SPAC I Mini Acquisition Corp., a British Virgin Islands business company.

“Business Combination” means the transactions contemplated by the Merger Agreement, pursuant to which (i) ASCA reincorporated to the British Virgin Islands by merging with and into the Company; and (ii) Merger Sub merged with and into Legacy NewGenIvf, resulting in Legacy NewGenIvf being a wholly-owned subsidiary of the Company.

“BVI” means British Virgin Islands.

“BVI Act” means BVI Business Companies Act (As Revised).

“Class A Ordinary Share” means Class A ordinary shares of the Company, no par value per share.

“Class B Ordinary Share” means (x) the Company’s Class B ordinary shares with no par value per share, and (y) any shares into which such ordinary shares shall have been changed or any shares resulting from a reclassification of such ordinary shares.

“Closing” means the consummation of the Business Combination, which occurred on April 3, 2024.

“Company” means NewGenIvf Group Limited, a British Virgin Islands business company, the surviving entity of the Business Combination.

[“Ninth Reverse Stock Split” means the 1-for-4 reverse stock split effected by the Company on October 12, 2026.]

“Eighth Reverse Stock Split” means the 1-for-3 reverse stock split effected by the Company on September 1, 2026

“First Reverse Stock Split” means the 1-for-20 reverse stock split effected by the Company on February 11, 2025.

“Fourth Reverse Stock Split” means the 1-for-5 reverse stock split effected by the Company on December 1, 2025.

“Fifth Reverse Stock Split” means the 1-for-3 reverse stock split effected by the Company on January 26, 2026.

“Legacy NewGenIvf” means NewGenIvf Limited, a Cayman Islands exempted company, which became a wholly owned subsidiary of ASCA upon the Closing.

“Merger Agreement” means the Merger Agreement entered into on February 15, 2023, and as amended on June 12, 2023 and December 6, 2023, between ASCA, A SPAC I Mini Acquisition Corp., Merger Sub, Legacy NewGenIvf, and certain shareholders of Legacy NewGenIvf, pursuant to which the Reincorporation Merger and Acquisition Merger were consummated.

“Merger Sub” means A SPAC I Mini Sub Acquisition Corp., a Cayman Islands exempted company and former wholly-owned subsidiary of A SPAC I Mini Acquisition Corp.

“Memorandum and Articles of Association” means the Company’s Amended and Restated Memorandum and Articles of Association, as and restated on July 4, 2025.

“NewGenIvf” means NewGenIvf Group Limited, a British Virgin Islands business company, the surviving entity of the Business Combination, unless the context so requires.

“Ordinary Shares” means the Class A Ordinary Shares and Class B Ordinary Shares.

“Preferred Shares” means preferred shares of the Company, no par value per share.

“Reincorporation Merger” means the first step of the Business Combination which occurred pursuant to the Merger Agreement, in which ASCA reincorporated to the British Virgin Islands by merging with and into A SPAC I Mini Acquisition Corp.

“Reverse Stock Splits” means the First Reverse Stock Split, the Second Reverse Stock Split, the Third Reverse Stock Split, the Fourth Reverse Stock Split, the Fifth Reverse Stock Split, the Sixth Reverse Stock Split, the Seventh Reverse Stock Split, the Eighth Reverse Stock Split[, and the Ninth Reverse Stock Split]. In this registration statement, where we state historical share and per-share numbers, we have, where appropriate, reflected a retroactive adjustment due to the Reverse Stock Splits in parentheses.

“Second Reverse Stock Split” means the 1-for-10 reverse stock split effected by the Company on May 5, 2025.

“Seventh Reverse Stock Split” means the 1-for-3 reverse stock split effected by the Company on July 6, 2026.

“Sixth Reverse Stock Split” means the 1-for-4 reverse stock split effected by the Company on March 16, 2026.

“Third Reverse Stock Split” means the 1-for-5 reverse stock split effected by the Company on August 4, 2025.

“we,” “us,” “our” and the “Company” refer to NewGenIvf Group Limited and its subsidiaries including but not limited to, NewGenIvf Limited, a Cayman Islands company

References in any prospectus supplement to “the accompanying prospectus” are to this prospectus and to “the prospectus” are to this prospectus and the applicable prospectus supplement taken together.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of current or historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

In some cases, you can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but not limited to, statements about:

●	our planned level of revenues and capital expenditures;

●	our ability to market and sell our products and services;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our ability to maintain our relationships with suppliers, manufacturers and other partners;

●	our ability to maintain or protect the validity of our intellectual property and know-how;

●	our ability to retain key executive members;

●	our ability to internally develop and protect new inventions and intellectual property;

●	our ability to expose and educate the industry about the use of our services and products;

●	our expectations regarding our tax classifications; and

●	interpretations of current laws and the passages of future laws.

You should read this prospectus and the documents that we refer to in this prospectus thoroughly with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

This prospectus also contains statistical data and estimates that we obtained from industry publications and reports generated by government or third-party providers of market intelligence. Although we have not independently verified the data, we believe that the publications and reports are reliable. However, the statistical data and estimates in these publications and reports are based on a number of assumptions and if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. In addition, due to the rapidly evolving nature of the industry in which we operate, projections or estimates about our business and financial prospects involve significant risks and uncertainties.

OUR COMPANY

We are an assisted reproductive services (“ARS”) provider in Asia-Pacific. Since the opening of our first clinic in Thailand in 2014, we have established ourselves as a long-standing ARS provider in this region. Our strategic presence in Thailand, Cambodia, and Kyrgyzstan positions us to take advantage of opportunities across Asia-Pacific. According to China Insights Consultancy (“CIC”), from 2014 to 2022, there was a rising number of women in the key ARS-targeted age group (ages 15 to 49) in Asia Pacific and a growing trend towards later maternal age. The number of married women of reproductive age in Asia Pacific has risen from 816.4 million in 2014 to 833.2 million in 2022. Additionally, according to CIC, there was increasing social acceptance of ARS use in Asia Pacific countries such as China, India, and Thailand during the same period. For example, the number of ARS users in China has risen from 136.8 thousand in 2017 to 184.9 thousand in 2022 approximately and that in Japan has risen from 98.0 thousand in 2017 to 128.5 thousand in 2022.

According to CIC, the prevalence of infertility in Asia-Pacific developing countries is substantial. For example, the infertility rate in Thailand, India and China was about 15.4%, 13.8% and 17.8%, respectively, in 2022. In India, the infertility rate in 2020 was approximately 13.1%, representing an annual growth of 2.6%. The infertility rate in China was around 17.6% in 2020, representing an annual growth of 0.6%. Infertility is increasingly gaining society’s attention as individuals are more openly discussing their struggles. Despite the prevalence of infertility, access to treatment is often limited in the Asia Pacific region. According to CIC, financial challenges, costs of treatment, and limited availability or capacity of fertility medical care are some of the main challenges in the fertility marketplace in Asia-Pacific region. Religious, social and cultural roadblocks can also prevent hopeful couples from realizing their dream to have children. We believe that we can help address some of these key challenges of Asia-Pacific fertility industry.

History and Development of the Company

Prior to the Business Combination, on April 29, 2021, A SPAC I Acquisition Corp. (“ASCA”), was incorporated as a British Virgin Islands business company, specifically a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more target businesses.

The Business Combination

On February 15, 2023, ASCA entered into the Merger Agreement (as amended on June 12, 2023 and December 6, 2023, the “Merger Agreement,” and the transactions contemplated thereunder, the “Business Combination”) with A SPAC I Mini Acquisition Corp., Merger Sub, NewGenIvf Limited, a Cayman Islands exempted company (“Legacy NewGenIvf”) and certain shareholders of Legacy NewGenIvf. Pursuant to the Merger Agreement, the Business Combination was effected in two steps: (i) ASCA was reincorporated to the British Virgin Islands by merging with and into A SPAC I Mini Acquisition Corp. (such transaction, the “Reincorporation Merger”); and (ii) Merger Sub merged with and into Legacy NewGenIvf, resulting in Legacy NewGenIvf being a wholly-owned subsidiary of the Company (such second step in isolation, the “Acquisition Merger”). The surviving entity of the Business Combination, together with its subsidiaries is referred to in this prospectus as “NewGenIvf,” the “Company,” “we,” “our,” or “us,” unless the context otherwise requires.

On June 12, 2023, the parties to the Merger Agreement entered into the First Amendment to Merger Agreement (the “First Amendment”), pursuant to which Legacy NewGenIvf agreed to provide non-interest bearing loans in an aggregate principal amount of up to $560,000 (the “Loan”) to ASCA to fund any amount that would be required in order to further extend the period of time available for ASCA to consummate a business combination and for ASCA’s working capital, payment of professional, administrative and operational fees and expenses, and other purposes as mutually agreed by ASCA and Legacy NewGenIvf. Such loans were to become repayable upon the closing of the Acquisition Merger. In addition, pursuant to the First Amendment, subject to receipt of at least $140,000 as part of the Loan from NewGenIvf, ASCA agreed to waive its termination rights and the right to receive any break-up fee due to Legacy NewGenIvf’s failure to deliver audited financial statements by no later than February 28, 2023.

On December 6, 2023, the parties to the Merger Agreement entered into the Second Amendment to the Merger Agreement (the “Second Amendment”) which amended and modified the Merger Agreement to, among other things, (i) reduce the size of NewGenIvf’s board of directors following the consummation of the Business Combination to five (5) directors, two (2) of whom would be executive directors designated by NewGenIvf and three (3) of whom will be designated by NewGenIvf to serve as independent directors in accordance with Nasdaq requirements, (ii) provide for the conversion of NewGenIvf shares issued by NewGenIvf following the original date of the Merger Agreement into Class A Ordinary Shares in connection with the Acquisition Merger, and (iii) remove the condition that ASCA have in excess of $5,000,000 in net tangible assets immediately after the consummation of the Business Combination.

On April 3, 2024, the Business Combination was consummated with the Company as the surviving entity.

NewGenIvf’s Business

With a focus on providing fertility treatments to fulfil the dreams of building families, NewGenIvf mainly offers two services, namely: (i) in vitro fertilization (“IVF”) treatment service, comprising traditional IVF and egg donation; and (ii) surrogacy and ancillary caring services. Currently, we have three clinics: one clinic in Thailand, one clinic in Cambodia, and one clinic in Kyrgyzstan.

●	IVF treatment service: For the six months ended June 30, 2025 and 2026, we generated approximately 100% and 81.8% respectively of our revenue from IVF treatments. We primarily provide our clients with conventional IVF/intracytoplasmic sperm injection (“ICSI”) and embryo transfer services. As technology has progressively advanced, we have been able to, through technologies and facilities provided by MicroSort technology, help fulfill the family-balancing dreams of its clients and avoiding certain gender-related hereditary diseases. IVF treatment involves the performance of a series of medical treatment and procedures that are not separately distinct and only brings benefits to clients when embryo is successfully implanted, therefore revenue from IVF treatment is recognized at a point in time when it is completed in clinic. The completion of this treatment is evidenced by a written IVF report indicating successful embryo implantation.

●	Fertility referral services: We also generate revenue from fertility referral services in Kyrgyzstan. For the six months ended June 30, 2025 and 2026, we generated approximately Nil% and 18.2%, of our revenue from fertility referral services. For customers who were interested in surrogacy services in Kyrgyzstan, we referred the customers to our agents and the surrogacy mother services were provided by our agents independently while we received the referral commission from our agents. We believe that this arrangement enabled us to avoid the risk of surrogacy business while we could enjoy the referral income.

For the six months ended June 30, 2025 and 2026, NewGenIvf’s revenue was US$2,019,628 and US$1,924,881, and its net income/(loss) was US$698,032 and US$(8,079,392), respectively.

Competitive Strengths

NewGenIvf believes that the following competitive strengths have positioned it to meet growing opportunities in the fertility market across Asia-Pacific, and have differentiated it from its competitors:

Broad-range Assisted Reproductive Service (“ARS”) Provider Offering Comprehensive Fertility Treatment Services

With almost a decade of experience in the fertility market, NewGenIvf has built a reputation in the IVF industry in Asia-Pacific. NewGenIvf has reinforced its long-standing position through expanding its service offerings and locations to address the evolving clients’ needs or requests.

NewGenIvf’s comprehensive fertility treatment offerings in Thailand, Cambodia, and Kyrgyzstan, primarily including IVF, egg donation (in Cambodia) and surrogacy services (in Kyrgyzstan), make it convenient for clients in Asia-Pacific market to have access to various fertility services but with a relatively low cost, as compared with the US market. Meanwhile, the average cost per IVF cycle by NewGenIvf is around US$7,000 (excluding medication). Each of NewGenIvf’s clinics in Thailand, Cambodia, and Kyrgyzstan has its own specialty, and together, NewGenIvf is able to provide more flexibility and options to its patients. For example, NewGenIvf’s Thailand clinic focuses on IVF and related ancillary services including HIV sperm washing, egg freezing, and chromosome screening. The clinic in Cambodia specializes in providing both IVF services and egg donation services. NewGenIvf opened the clinic in Kyrgyzstan in 2019, which broadened NewGenIvf’s services by being legally qualified/received approval letter from The Ministry of Health of Kyrgyzstan to offer surrogacy services.

NewGenIvf attributes its track record of success to its experienced physicians and its ability to provide comprehensive ARS services, allowing it to meet patients’ increasing demand for advanced, high-end, and sophisticated ARS, a higher standard and a wider range of advanced services.

NewGenIvf has extensive experience serving Asia-Pacific patients and a deep understanding of their general profiles. In particular, NewGenIvf has personnel speaking multiple languages, including nurses, facilitators, and translators, who are familiar with the health condition and culture of Asia-Pacific patients from different countries in the region. NewGenIvf believes that it is therefore well-positioned to benefit from market growth driven by Asia-Pacific patients travelling to its clinics for treatment.

Attractive Market with Significant Demand and Fast Growth

NewGenIvf operates in the ARS market in Asia Pacific, positioning it to leverage on an attractive market with compelling underlying growth potential.

Built on years of experience, NewGenIvf has established a strong reputation in its industry, which in turn attracted potential business partners to approach NewGenIvf to negotiate cooperations and referrals. Over the years, NewGenIvf sends representatives to medical expos mostly held in the PRC to approach potential business partners and establish new partnerships by entering into agency agreements with each agent. NewGenIvf has become a significant partner with agents and sub-agents throughout China and India. Normally, each agency agreement has a maximum term of one year, which is renewable upon mutual agreement. Agents typically market and promote NewGenIvf’s services by word-to-mouth referrals and other measures and NewGenIvf pays the agents commission at a range of 10% to 25% of the treatment fees upon the completion of client’s treatment. Normally, agents provide potential clients’ contact information to the sales team of NewGenIvf, who then approach potential clients and provide consultation on services. With its partnerships in various countries, NewGenIvf believes it is able to better benefit from the growing market opportunities.

Exclusively Owned and Licensed Technology for Family Planning and Access to Mature Fertility Technologies

NewGenIvf believes that its licenses and/or access to mature technologies contribute to its ability to identify and tailor ARS services to individual patient’s needs. These technologies include:

●	MicroSort Technology: NewGenIvf acquired the MicroSort Business from Genetics & IVF Institute, Inc. (“GIVF”) pursuant to a Purchase Agreement dated January 21, 2025 between NewGenIvf and GIVF (“Purchase Agreement”). As such NewGenIvf exclusively owns the MicroSort Technology. Prior to the closing of the MicroSort Acquisition, NewGenIvf held an exclusive license granted by a division of the Genetics & IVF Institute, Inc. to use MicroSort technology in Thailand and Cambodia. MicroSort technology is a form of pre-conception gender selection technology for humans. MicroSort technology aims to separate male sperm cells based on which gender chromosome they contain, which results in separated semen samples that contain a higher percentage of sperm cells that carry the same gender chromosome. The technology ultimately helps couples choose the gender of their future child by choosing semen samples that predominately contain sperm with the X chromosome for a female or Y chromosome for a male. Traditionally and naturally, gender selection occurs after conception, meaning after the eggs are fertilized. As a result, some fertilized eggs will go unused. However, with MicroSort technology, NewGenIvf is able to increase the ratio of male or female embryos, based on the patient’s preference. Eggs are more likely to be fertilized according to the preferences of the parents. Other improvements that MicroSort treatment could help achieve include prevention of certain gender-related hereditary diseases.

●	Preimplantation Genetic Screening (“PGS”): PGS is used in parallel with an IVF treatment cycle. PGS is the practice of determining the presence of aneuploidy (either too many or too few chromosomes) in a developing embryo. PGS improves success rates of in vitro fertilization by ensuring the transfer of euploid embryos that have a higher chance of implantation and resulting in a live birth. PGS has improved clinical outcomes for NewGenIvf by achieving a higher implantation rate of 70.9% and reducing miscarriage rates by 26.6%.

●	Next-Generation Sequencing (“NGS”): NGS is a high-throughput technology for determining the sequence of deoxyribonucleic acid (“DNA”) or ribonucleic acid (“RNA”) to study genetic variation associated with diseases or other biological phenomena. NGS determines the sequence of a sample all at once by using parallel sequencing. Traditional Sanger sequencing determines the sequence of a sample one section at a time. Sequencing thousands of gene fragments simultaneously with NGS reduces time and cost associated with sequencing and increases the coverage quality and data output.

●	Preimplantation Genetic Diagnosis (“PGD”): Similar to PGS, PGD is also used in parallel with an IVF treatment cycle. But PGD is a process more enhanced than PGS since it scans for individual genes. PGD is the practice of evaluating embryos for specific genetic abnormalities, such as sickle cell disease or cystic fibrosis, where carrier status has been documented in each of the parents. By using this technique, physicians are able to check the genes or chromosomes for a specific genetic condition. PGD can decrease the risk of miscarriage and this technology can help women better achieve a healthy pregnancy. Individuals who suspect or know they carry genes for serious medical conditions may opt to screen for healthy embryos ahead of time.

Well Established Brand with Reliable Reputation

The founders of NewGenIvf entered the fertility market as agents in 2011 by introducing patients in need to a Thailand clinic for fertility treatments. The founders of NewGenIvf started to operate their own clinic in Thailand in 2014 and subsequently added clinics in Cambodia and Kyrgyzstan. Since then, NewGenIvf has attracted clients from countries throughout Asia-Pacific, including Mainland China, Hong Kong, India, Thailand, Australia and Taiwan.

NewGenIvf benefits from the favourable geographic locations of its clinics, especially its clinic in Thailand. Located in central Bangkok and situated in one of the biggest shopping malls of the city, the clinic is located in close proximity to various transportation facilities and popular tourist attractions, such as the Erawan Shrine. In this regard, NewGenIvf believes that its business has benefited from, and will continue to benefit from, the convenience of its locations.

NewGenIvf has developed a relatively replicable and scalable operating model that supports high productivity at its assisted reproductive medical facilities in Asia. Under this model, NewGenIvf’s medical facilities have established standardized operating procedures to select the treatment process according to each patient’s profile. NewGenIvf’s medical and operational personnel are organized into specialized teams according to the different stages of the treatment process and different patient profiles. When patients are initially admitted or would like to seek additional medical services later on, they are assigned to one of the optimal medical teams, which NewGenIvf believes is better suited after taking into account the patient’s diagnosis and preferences. NewGenIvf believes that this model allows each team to improve its efficiency and arrange suitable physicians for patients.

The physicians of NewGenIvf have also developed and employed an operating model that seeks to increase the effectiveness of physicians by utilizing standardized workflows and operating procedures with teams of supporting nurses and medical assistants. This helps to increase the number of IVF treatment cycles that physicians can perform while providing treatment customized based on patient conditions.

With its established client service history, accumulated experience as well as its continuous upgrades and development of treatment models, NewGenIvf believes that it will be able to better monetize its brands through its business.

Experienced Management Team

The NewGenIvf management team has considerable experience in the ARS market and the broader healthcare industry. A considerable number of NewGenIvf’s management are physicians or laboratory technicians who possess extensive experience in the ARS industry and are experts in their respective fields. NewGenIvf’s Chief Executive Officer, Mr. Alfred Siu, has more than 13 years of experience in the fertility service market. Dr. Wiphawee Luangtangvarodom had over 8 years of experience as an obstetrician and gynecologist. NewGenIvf’s two lab supervisors, Ms. Anussara Phinyong, and Ms. Araya Boonchaisitthipong, each had over eight years of experience in the embryologist field. These individuals have extensive experience in managing assisted reproductive medical facilities. NewGenIvf is also led by other members of the professional management team, who are intimately involved in the operational and financial management of NewGenIvf’s Group. Leveraging their experience, NewGenIvf believes that it is well positioned to expand its network and aims to become a leader in the Asia Pacific ARS market.

Strategies

NewGenIvf’s vision is to provide tailored ARS solutions to fulfil patients’ dreams of becoming a parent. To realize this vision, NewGenIvf plans to adopt the following strategies:

Offer Broad Fertility Services for Fertility Tourists across Asia Pacific

NewGenIvf intends to provide broad fertility services for fertility tourists seeking high quality, cost effective and comprehensive fertility solutions. According to CIC, the demand for fertility tourism is driven by a variety of factors including the prevalence of infertility, the introduction of the Three-Child policy in China, the improved understanding of assisted reproductive technology and increased affordability of ARS. To address these needs, NewGenIvf plans to offer its customers a “hassle-free”, seamless and integrated ARS and hospitality arrangement experience. To complement its fertility services, NewGenIvf intends to integrate its offerings with additional services for traveling patients, most of whom are first-time fertility tourists, such as translation service, hotel arrangement and airport pickup services. NewGenIvf plans to enhance its customers’ experience by entering into exclusive cooperation arrangements with local premium hospitality providers.

Continue to Invest in Laboratories and Facilities

NewGenIvf believes laboratories and treatment facilities are critical to supporting its future research, development and clients experience. NewGenIvf currently operates two laboratories that offer IVF services, one in Thailand and one in Cambodia, and plans to continue to scale up its existing laboratories. NewGenIvf plans to continue to invest in upgrading its laboratories and facilities to complement its growth and expansion, which it believes will help NewGenIvf maintain an edge over its competitors with regard to technology, operational efficiency, scalability, and client experience.

NewGenIvf intends to develop advanced facilities for its existing laboratories, which will be conducting research on ARS related basic science and experiments relating to emerging technologies to improve ARS success rates and lower costs. NewGenIvf also plans to correlate its data on patient treatment protocols to the embryo physiologic data and the pregnancy success rate-related data to identify better treatment protocols to increase ARS success rates. NewGenIvf intends to continue to actively promote technological cooperation with tertiary institutions to discover ways to improve its IVF success rates. Furthermore, NewGenIvf seeks to actively deploy the technology that it possesses to expand the services it provides.

NewGenIvf has accumulated experience in treating patients over 40 years old with premature ovarian failure and patients who have had recurrent ARS implementation failure, by, for the example, injecting platelet rich plasma into the ovaries to stimulate and support growth of the follicles. NewGenIvf is also implementing certain technological advancements relevant to the ARS industry, including microfluidics, automated sperm analysers, time lapsed incubators, non-invasive preimplantation genetic testing (“PGT”) of cell-free DNA in spent media, automated systems for oocyte/embryo vitrification to reduce reagent consumption and decrease labor intensity, mitochondria replacement therapy to reconstruct oocytes by nuclear transfer of polar body genome from an MII oocyte into an enucleated donor MII cytoplasm, to increase the number of oocytes available for the treatment of infertile women, preimplantation methylome screening. There are also breakthrough developments in science including organ culture systems, induced pluripotent stem cells, embryonic stem cells, spermatogonial stem cells for creation of functional gametes, but these techniques are not yet ready for human clinical trials.

NewGenIvf also intends to develop clinically customised interior design concepts for its medical facilities, including improved service rooms, consultation rooms, reception areas, nutrition food areas, and traditional Chinese medicine (such as acupuncture) facilities.

Increase Brand Awareness and Market Share

NewGenIvf intends to maintain and strengthen its brand awareness and market share in Asia Pacific. In order to expand its reach and increase patient numbers, NewGenIvf plans to collaborate with local hospitals, companies, premium hospitality providers and other key players in the ARS industry in Asia Pacific. Additionally, NewGenIvf intends to increase brand awareness through social media promotions and marketing initiatives, and is establishing its business development team with the goal of attracting new patients and partners across Asia Pacific. Meanwhile, NewGenIvf intends to provide innovative treatment services to attract more clients. For example, NewGenIvf plans to introduce IVF mental health services, which allows clients who fail in IVF treatments to access online consultation for further treatment plans such as egg donation and surrogacy. These new treatments services aim to enable NewGenIvf to attract potential clients. By adopting a comprehensive strategy to expand its market share, NewGenIvf aims to strengthen its reputation as a long-standing ARS provider and capture additional market share of the growing ARS market in Asia-Pacific.

Expand Service Reach Through Acquisitions and Partnerships

Leveraging its reputation and footprint in its current markets, NewGenIvf intends to expand its reach, services offering and client base through strategic acquisitions and/or partnerships in Asia Pacific. Acquisitions of or by companies offering similar services could not only allow NewGenIvf to diversify its client base but also allow it to benefit from potential economies of scale and increasing efficiency through consolidation. NewGenIvf could also leverage the acquired or acquiring company’s customer base, reputation and expertise to further improve its offerings and operations. NewGenIvf intends to focus on ARS providers in Asia Pacific which possess all conventional licenses and locally recognized brands. For the global market beyond Asia Pacific, NewGenIvf intends to expand its footprint through partnerships with other IVF clinics.

In addition, NewGenIvf plans to explore expanding its client base by offering its fertility services as part of corporate benefit programs in Asia. NewGenIvf believes that there is potential in Asia in offering fertility treatments as a benefit for employees, particularly in companies with a large number of female employees of childbearing age. By partnering with corporate clients to provide fertility benefits, NewGenIvf can increase its market reach, enhance its brand reputation, and drive client growth. NewGenIvf’s broad range of fertility services, including IVF and egg freezing, can help corporate partners differentiate their employee benefits in the competitive employment landscape, which could make them more attractive to potential employees. Additionally, by offering these services, companies can help address the growing concern of delayed childbearing, which is becoming more common among women according to CIC. NewGenIvf plans to collaborate with potential corporate clients to develop customized fertility benefit programs that cater to their specific needs, and to provide comprehensive support and counselling throughout the process.

Meanwhile, NewGenIvf also intends to attract more clients by establishing its “home country gynecologist partnership program”. Under the program, NewGenIvf may, subject to its discretion and screening process, offer treatment services to clients with reduced time requirements to be spent overseas. Depending on local laws, the potential clients may be able to complete their treatments with gynecologists NewGenIvf partners with, in their home countries.

On February 28, 2025, NewGenIvf completed its acquisition of the MicroSort Business from Genetics & IVF Institute, Inc. (“GIVF”). Pursuant to a Purchase Agreement dated January 21, 2025 between NewGenIvf and GIVF (“Purchase Agreement”), NewGenIvf purchased all of the Assets (as defined in the Purchase Agreement) and IP Licenses (as defined in the Purchase Agreement) relating to the MicroSort Business (as defined in the Purchase Agreement) from GIVF for a cash consideration of $750,000 and a share consideration of 125,000 Class A Ordinary Shares (equivalent to 1.16 Class A Ordinary Shares adjusted for the Reverse Stock Splits) (“MicroSort Acquisition”).

On July 24, 2025, NewGenIvf signed a Purchase Agreement to acquire certain tangible assets, company domain and six patents from Nodexus Inc. The technology associated with the patents is related to cell sorting to be performed via a device called NX One and could be applied in different fields including In Vitro Fertilization. The Patents would allow NewGenIvf to penetrate the IVF market in the United States by leasing the NX One to clinics that provide IVF treatments in the United States. The clinics would utilize the NX One to perform gender selection services and detect potential genetic diseases during the IVF process and charge a service fee from customers.

On May 15, 2026, NewGenIvf signed a strategic investment agreement (“PredicXion Agreement”) with PredicXion Group Limited (“PredicXion”) and Kong Yiu Cheung, PredicXion’s sole shareholder (the “Seller”) for the acquisition of up to a 10% equity interest in PredicXion (the “PredicXion Acquisition”) at a pre-money valuation of US$100,000,000. On May 28, 2026, the Company entered into a share purchase agreement with PredicXion, and the Seller (“First PredicXion SPA”) for the acquisition of a 2% equity interest in PredicXion (“PredicXion Initial Acquisition”). The consideration payable for the PredicXion Initial Acquisition was a combination of: (i) cash consideration of US$1,000,000 or an equivalent amount in stablecoin, or Solana; and (ii) 666,667 newly issued class A ordinary shares of the Company (equivalent to 18,519 Class A Ordinary Shares adjusted for Reverse Stock Split) at a share price of US$1.50 per share (equivalent to US$54 per Class A Ordinary Shares adjusted for Reverse Stock Split). Pursuant to the First PredicXion SPA, the Company shall have an option exercisable at any time within three months after signing the First PredicXion SPA, to acquire an additional 8% of PredicXion’s fully diluted equity at the same pre-money valuation of US$100,000,000 (“Top-up Option”). On June 2, 2026, NewGenIvf exercised its Top-up Option to acquire an additional 4% equity interest in PredicXion (“Top-Up Acquisition”). Pursuant to the share purchase agreement (“First PredicXion Top-Up SPA”) among NewGenIvf, PredicXion, and the Seller for the Top-Up Acquisition, the Company shall acquire a 4% equity interest for an aggregate consideration of US$4,000,000, consisting of (i) US$2,000,000 payable in cash or in digital assets, and (ii) 1,500,000 Class A ordinary shares of the Company (equivalent to 41,667 Class A Ordinary Shares adjusted for Reverse Stock Split). The Company paid a cash deposit of US$300,000 upon signing of the Top-Up SPA, and shall pay the balance of $1,700,000 by August 30, 2026. On June 18, 2026, NewGenIvf exercised its Top-up Option to acquire an additional 4% equity interest in PredicXion (“Second Top-Up Acquisition”). Pursuant to the share purchase agreement (“Second PredicXion Top-Up SPA”) among NewGenIvf, PredicXion, and the Seller for the Second Top-Up Acquisition, the Company shall acquire a 4% equity interest for an aggregate consideration of US$4,000,000, consisting of (i) US$2,000,000 payable in cash or in digital assets, and (ii) 1,500,000 Class A ordinary shares of the Company (equivalent to 41,667 Class A Ordinary Shares adjusted for Reverse Stock Split). The parties agreed that the aggregate cash deposit to be paid pursuant to the First PredicXion Top-Up SPA and the Second PredicXion Top-Up SPA shall be US$800,000, payable upon the signing of the Second PredicXion Top-Up SPA, and the balance of $1,000,000 of First PredicXion Top-Up SPA and the balance of $1,900,000 of the Second PredicXion Top-Up SPA shall be paid by the Company to the Seller by August 31, 2026 and September 30, 2026 respectively. On July 27, 2026, NewGenIvf entered into a definitive agreement to acquire an additional 3% equity interest in PredicXion at a US$250 million equity valuation. The aggregate consideration of US$7,500,000 consists of (i) US$3,750,000 payable in cash or in digital assets, and (ii) 2,500,000 Class A ordinary shares (equivalent to 208,333 Class A Ordinary Shares adjusted for Reverse Stock Split) of the Company at a share price of US$1.50 per share (US$18 per share after adjusted for the Reverse Stock Split on October 12, 2026). On August 27, 2026, a further payment of US$200,000 in digital assets were made to the Seller and the Seller agreed to extend the August 30, 2026 payment deadline to October 31, 2026, subject to the payment of an annual interest of 10% on the outstanding amount until it is paid. As of the date of this prospectus, the acquisition of 2% of the equity interest in PredicXion has been completed, and the total committed but not yet paid consideration for the acquisition of 11% of the equity interest in PredicXion is US$6,162,500.

White Lion Transaction

On November 21, 2024, the Company entered into a Common Shares Purchase Agreement (the “White Lion Purchase Agreement”) with White Lion Capital, LLC (“White Lion”) and a related Registration Rights Agreement (the “RRA”). Pursuant to the White Lion Purchase Agreement, the Company has the right, but not the obligation, to require White Lion to purchase, from time to time, up to One Hundred Million Dollars ($100,000,000) in aggregate gross purchase price of newly issued Class A Ordinary Shares, with an automatic increase to Three Hundred Million Dollars ($300,000,000) upon any substantial M&A or Material Transaction (as defined in the White Lion Purchase Agreement) and a further option to increase to Five Hundred Million Dollars ($500,000,000) after Two Hundred and Fifty Million Dollars ($250,000,000) has been issued and sold to White Lion under the White Lion Purchase Agreement, subject to certain limitations and conditions set forth in the White Lion Purchase Agreement.

Subject to the satisfaction of certain customary conditions including, without limitation, the effectiveness of the registration statement registering the resale of the shares issuable pursuant to the White Lion Purchase Agreement, the Company’s right to sell shares to White Lion commenced on the date of the execution of White Lion Purchase Agreement and extends until (i) 36 months from the date of execution of the White Lion Purchase Agreement, or (ii) at the Company’s option, until 65 months from the date of the execution of the White Lion Purchase Agreement in the event that $100,000,000 of purchases under the White Lion Purchase Agreement have been completed prior to the 36 month anniversary of the Execution Date (the “Commitment Period”).

During the Commitment Period, subject to the terms and conditions of the White Lion Purchase Agreement, the Company may exercise its right to sell its Class A Ordinary Shares to White Lion. The Company may deliver a Regular Purchase Notice (as such term is defined in the White Lion Purchase Agreement), pursuant to which the Company can require White Lion to purchase up to a number of Ordinary Shares equal to the lesser of (i) $3,000,000 divided by the highest closing price of the Ordinary Shares over the most recent five (5) Business Days immediately preceding the Purchase Notice, or (ii) 40% of Average Daily Trading Volume (as such term is defined in the White Lion Purchase Agreement), subject to a maximum Investment Limit of $3,000,000.

The Company may also deliver a Rapid Purchase Notice (as such term is defined in the White Lion Purchase Agreement), pursuant to which the Company may require White Lion to purchase up to a number of Ordinary Shares equal to $3,000,000 divided by the highest closing price of the Ordinary Shares over the most recent five business days immediately prior to the receipt of the notice. White Lion may waive such limits under any notice at its discretion and purchase additional shares.

The price to be paid by White Lion for any shares that the Company requires White Lion to purchase will depend on the type of purchase notice that the Company delivers. For shares being issued pursuant to a Regular Purchase Notice, the purchase price per share will be the lower of (i) the closing price of Ordinary Shares prior to the receipt of the applicable Purchase Notice, or (ii) the product of (a) the lowest daily VWAP of the Ordinary Shares during the Regular Purchase Valuation Period (as defined in the White Lion Purchase Agreement), and (b) 98%.

For shares being issued pursuant to a Rapid Purchase Notice, the Company may opt for the purchase price per share to be (i) equal to the lowest traded price of the Ordinary Shares on the date that the notice is delivered, or (ii) 97% of the lowest traded price of the Ordinary Shares one hour following White Lion’s written confirmation of the acceptance of the Rapid Purchase Notice.

No purchase notice shall result in White Lion beneficially owning (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rule 13d-3 thereunder) more than 4.99% (subject to increase, in the sole discretion of White Lion, to 9.99%) of the number of Class A Ordinary Shares outstanding immediately prior to the issuance of Class A Ordinary Shares issuable pursuant to a purchase notice.

The Company has the right to terminate the White Lion Purchase Agreement in the event of a material breach of the White Lion Purchase Agreement by White Lion. The White Lion Purchase Agreement also automatically terminates upon the earlier of (i) the end of the Commitment Period and (ii) the date that the Company commences a voluntary bankruptcy proceeding, a custodian is appointed for the Company or for all or substantially all of its property, or the Company makes a general assignment for the benefit of its creditors.

In consideration for the commitments of White Lion, as described above, the Company agreed to issue to White Lion 700,000 Class A Ordinary Shares (“Commitment Shares” and equivalent to 0.33 Class A Ordinary Shares adjusted for the Reverse Stock Splits). Additional Class A Ordinary Shares may be issued to White Lion under certain conditions, including in connection with material transactions or upon achieving specified investment thresholds. The Commitment Shares will be fully earned by White Lion regardless of termination of the White Lion Purchase Agreement.

The White Lion Purchase Agreement and the RRA contain customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

On October 31, 2025, the Company entered into a binding term sheet (“Term Sheet”) with White Lion setting out the principal terms and conditions for a Digital Assets Purchase Agreement. Pursuant to the Term Sheet, NewGen will have the option, but not the obligation, to sell to White Lion shares of common stock of the Company up to a total amount equivalent to the value of 600,000 Solana tokens over an initial period of 24 months. Upon a sale of shares, the Company will be compensated by White Lion in Solana tokens rather than cash. There can be no assurance that any sales of the Company’s common stock to White Lion will occur under the Term Sheet or any definitive agreement that may be entered into. The Company is not obligated to sell any shares, and White Lion is not obligated to purchase shares until and unless a definitive Digital Assets Purchase Agreement is executed and all conditions thereunder are satisfied. In addition, any compensation to the Company would be in the form of Solana tokens rather than cash, and the value, availability, and transferability of such digital assets are subject to significant market volatility and regulatory uncertainty. Accordingly, there is no guarantee that the Company will receive any proceeds or Solana tokens pursuant to the contemplated arrangement.

Business Model

With a focus on providing fertility treatments to fulfil couples and individuals’ dreams of raising children, NewGenIvf offers mainly two services, namely: (i) IVF treatment service, comprising traditional IVF and egg donation; and (ii) surrogacy and ancillary caring services. The following table sets forth NewGenIvf’s revenue by service offerings and as a percentage of total revenue for the periods indicated:

	For the Six Months ended June 30,
	2026		2025
	US$	%	US$	%
IVF Treatment Service	1,574,320	81.8%	2,019,628	100.0
Fertility referral services	350,561	18.2%	-	-
Total Revenue	1,924,881	100.0	2,019,628	100.0

IVF Treatment Service

NewGenIvf primarily provides its clients with conventional IVF/ICSI and embryo transfer services. NewGenIvf is also able to, through MicroSort technology, help fulfill the family-balancing dreams of its clients and avoiding certain gender-related hereditary diseases.

IVF treatments that NewGenIvf provides address tubal factor, ovulatory dysfunction, diminished ovarian reserve, endometriosis, uterine factor, male factor, unexplained infertility and other causes. IVF bypasses the function of the fallopian tube by achieving fertilization within a laboratory environment. Ovarian hyper-stimulation is common with IVF treatments to recruit numerous follicles to increase the chances for success. Follicles are retrieved trans-vaginally using a vaginal probe and ultrasound guidance. Anaesthesia is frequently used due to the number of follicles retrieved and the resulting discomfort experienced by the patient. The eggs are identified in the follicular fluid and combined with sperm and culture medium in culture dishes, which are placed in an incubator with a temperature and gas environment designed to mimic the condition of the fallopian tubes. Once the embryos develop, typically over a 3-to-5-day period, they are transferred to the uterine cavity.

For the six months ended June 30, 2025 and 2026, the revenue from NewGenIvf’s IVF treatments was US$2,019,628 and US$1,574,320, respectively, representing 100% and 81.8% of its total revenue in the corresponding periods.

IVF Treatments Process

A typical IVF treatment process mainly includes two stages, the pre-IVF treatment stage and the IVF treatment stage. During the IVF treatment process, NewGenIvf also provides support services such as nutrition guidance and psychological counselling. The flow chart below shows the stages involved in a typical IVF treatment process:

At the pre-IVF treatment stage, clients attend an initial consultation, undergo pre-IVF tests, and undergo treatment for gynaecological and andrological diseases, if needed. At the initial consultation, a physician reviews the clients’ detailed medical history to collect more information relating to the potential cause of their infertility. The client then undergoes various pre-IVF tests, which may include, among other things, blood pressure, hormone level, ultrasound, infectious disease screening, uterine evaluation and male fertility test. The physician will then design treatment plans based on the client’s medical history and results of the tests. If the client is satisfied with treatment plan and the test results are acceptable to the physician, the physician will prescribe medications and start stimulation treatment.

The first step of the cycle is to boost egg production through injecting synthetic hormones. Over about one week of ovarian stimulation, clients are monitored on a regular basis with blood test and transvaginal ultrasound. If follicles have reached at least 10 mm in size, an additional antagonist drug will be added into the daily injection schedule. This is used to prevent ovulation before ovum pickup time. After another few days of ovarian simulation, if follicle growth is consistent and majority of follicles are around 16 mm to 17 mm, the final injection of a human chorionic gonadotropin will be administered. The trigger injection is the final step of the stimulation process and is for the maturation of the eggs in the follicles before they are collected. The next major step is to retrieve the eggs with a minor surgical procedure called Trans Vaginal Follicle Aspiration conducted under anaesthesia. At the same time the male partner collects the sperms for fertilizing the eggs in the laboratory by a process known as intracytoplasmic sperm injection. The fertilized embryos are cultured in the laboratory for two to six days. Embryos that grow well are biopsied and tested by PGT to detect potential genetic diseases.

The final step is to transfer the embryos into the uterus using a catheter. Within eight days after the embryo transfer, a blood test can be conducted to detect whether the implantation was successful.

MicroSort Technology

MicroSort technology is a preconception process developed by the Genetics & IVF Institute, Inc (“GIVF”). that aims to improve the chances that the baby to be conceived will be of the desired gender and prevents certain gender-related hereditary diseases.

Semen samples usually contain equal amounts of sperm carrying the Y chromosome (which will produce a boy), and sperm carrying the X chromosome (which will produce a girl). During the MicroSort process, the sperm sample is washed to remove seminal liquid and nonmotile cells. After the washing, the sample is stained with a special fluorescent material that attaches to the DNA contained in the sperm. The stained sperm cells are analyzed one by one by a flow cytometer, in which cells pass through a laser to make the stain attach to the DNA fluoresce. The sperm containing the X chromosome (which have more DNA and therefore more stain) will shine brighter than the sperm containing the Y chromosome. The flow cytometer uses a special software to identify X and Y chromosome sperm based on their fluorescence signature. The sperm carrying the chromosome that will produce the desired gender are separated from the rest of the sample -resulting in an enriched sperm sample ready for use.

NewGenIvf held an exclusive license granted by a division of GIVF, MicroSort International, to use the MicroSort technology in Thailand and Cambodia. MicroSort’s licenses for NewGenIvf’s operation in Thailand and Cambodia were each provided under a lease and service agreement. In April 2019, First Fertility PGS entered into a Lease and Services Agreement with MicroSort International to use MicroSort equipment in Thailand and in March 2019, Phnom Penh Center entered into a Lease and Services Agreement with MicroSort International to use MicroSort equipment in Cambodia (together, the “Lease and Services Agreements”). Pursuant to the Lease and Services Agreements, First Fertility PGS and Phnom Penh Center each had the exclusive right to utilize the MicroSort equipment and to market and sell MicroSort sperm sorting services in Thailand and Cambodia, respectively. MicroSort International was responsible for the maintenance of MicroSort equipment and technical and engineering support. The term of each Lease and Service Agreements was initially from 2019 to 2024, which shall be automatically renewed for one year unless a written notice of at least 180 days prior to the intended termination date is provided. The consideration under each of the Lease and Services Agreements was US$9,000 per month after six months. On February 28, 2025, NewGenIvf completed its acquisition of the MicroSort technology from Genetics & IVF Institute, Inc. (“GIVF”).

On January 21, 2025, the Company entered into a Purchase Agreement with Genetics & IVF Institute, Inc. (“Purchase Agreement”), pursuant to which the Company purchased all of the Assets (as defined in the Purchase Agreement) and IP Licenses (as defined in the Purchase Agreement) relating to the MicroSort Business (as defined in the Purchase Agreement) from Genetics & IVF Institute, Inc. for a cash consideration of $750,000 and a share consideration of 125,000 Class A Ordinary Shares (“Share Consideration” and equivalent to 1.16 Class A Ordinary Shares adjusted by the Reverse Stock Splits). The Purchase Agreement is filed as Exhibit 10.30 in this registration statement. MicroSort Lab Services, LLC (“MicroSort”) was incorporated by Genetics & IVF Institute, Inc. in January 2025 to hold all of the Assets (as defined in the Purchase Agreement) to be transferred to the Company at closing. The Company’s acquisition of MicroSort was completed on February 28, 2025, and the Share Consideration was issued to GIVF in May 2025.

The flow chart below shows the process involved in MicroSort:

Nodexus Technology

During 2025, NewGenIvf acquired patents and machines from Nodexus Inc, which is a biotechnology company revolutionizing live cell analysis and isolation through its advanced microfluidic technology. The company’s flagship NX One platform is an automated, benchtop system designed to make high-precision cell sorting more accessible and affordable for a wide range of laboratories, from academic institutions to biopharma firms. Unlike traditional, high-pressure sorters that can damage fragile cells, Nodexus utilizes a proprietary technology that operates at incredibly low pressures (under 1 psi), ensuring high cell viability during the sorting process. The system employs single-use, closed cartridges that maintain sterility, prevent cross-contamination, and support the sorting of diverse particle types, from small yeast cells and nuclei to large, delicate organoids up to 200 micrometers in size. This versatile and gentle approach has critical applications in cutting-edge research areas, including CRISPR gene editing, stem cell therapy development, cancer biology, and single-cell genomics. This technology can facilitate the gender selection as well as avoiding genetic diseases in the IVF treatment.

Preimplantation Genetic Screening

PGS is used in parallel with an IVF treatment cycle. PGS is the practice of determining the presence of aneuploidy (either too many or too few chromosomes) in a developing embryo. PGS improves success rates of in vitro fertilization by ensuring the transfer of euploid embryos that have a higher chance of implantation and resulting in a live birth. PGS has improved clinical outcomes for NewGenIvf by achieving a higher implantation rate of 70.9% and reducing miscarriage rates by 26.6%.

Next-Generation Sequencing

NGS is a high-throughput technology for determining the sequence of deoxyribonucleic acid DNA or RNA to study genetic variation associated with diseases or other biological phenomena. NGS determines the sequence of a sample all at once by using parallel sequencing. Traditional Sanger sequencing determines the sequence of a sample one section at a time. Sequencing thousands of gene fragments simultaneously with NGS reduces time and cost associated with sequencing and increases the coverage quality and data output.

Preimplantation Genetic Diagnosis

Similar to PGS, PGD is also used in parallel with an IVF treatment cycle. But PGD is a more enhanced process than PGS since it scans for individual genes. PGD is the practice of evaluating embryos for specific genetic abnormalities, such as sickle cell disease or cystic fibrosis, where carrier status has been documented in each of the parents. By using this technique, physicians are able to check the genes or chromosomes for a specific genetic condition. PGD can decrease the risk of miscarriage and this technology can help women achieve a healthy pregnancy. Individuals who suspect or know they carry genes for serious medical conditions may opt to screen for healthy embryos ahead of time.

Egg Freezing Service

NewGenIvf also provides egg freezing services which is a fertility preservation service that allows individuals to freeze and store their eggs for future use. The process begins with hormonal stimulation to encourage multiple egg production, followed by a minor surgical procedure to retrieve the eggs under sedation. The eggs are then rapidly frozen using vitrification, a technique that prevents ice crystal formation, and stored in liquid nitrogen at ultra-low temperatures. This service is ideal for those delaying childbearing due to career, medical reasons (like cancer treatment), or personal choice. When ready to conceive, the eggs can be thawed, fertilized with sperm, and transferred as embryos. While success rates vary by age and clinic, egg freezing offers a proactive option for preserving fertility.

Fertility Referral Services

NewGenIvf also generated revenue from fertility referral services in Kyrgyzstan. For the year ended June 30, 2025 and the year ended June 30, 2026, we generated approximately Nil % and 18.2%, of our revenue from fertility referral services. For customers who were interested in surrogacy services in Kyrgyzstan, we referred the customers to our agents and the surrogacy mother services were provided by our agents independently while we received the referral commission from our agents. We believe that this arrangement enabled us to avoid the risk of surrogacy business while we could enjoy the referral income.

Network of Facilities

As of June 30, 2026, NewGenIvf had one accounting and general administrative support office located in Hong Kong and four clinics located in Thailand, in Cambodia, and in Kyrgyzstan, respectively. In the United States, we have not had office yet but acquired MicroSort Lab Services LLC from Genetic IVF Institute during 2025. The integration of the medical facilities in Thailand help NewGenIvf provide a more seamless one-stop experience to its clients. Set out below is an illustration of the locations of NewGenIvf’s clinics and accounting/general administrative office:

The following table sets forth the approximate aggregate average gross floor area (“G.F.A.”) of each of NewGenIvf’s clinics that were under lease and actively used for client service as of June 30, 2026:

As of June 30, 2026
(Square Feet)
Thailand
First Fertility PGS Center Co., Ltd. – PS Tower (“First Fertility PGS Center”)	14,750

Cambodia
First Fertility Phnom Penh Center (“Phnom Penh Center”)	18,567

Kyrgyzstan
Bi Clinic Limited Liability Company (“Bi Clinic”)	2,164

Aggregate G.F.A	35,481

Currently, IVF treatments are performed in its Thailand and Cambodia clinics, egg donation services are provided in its Cambodia clinic, and surrogacy services are provided in its Kyrgyzstan clinic. The following table summarises the services available at NewGenIvf’s clinics:

	IVF Treatments	Surrogacy Services
Thailand
First Fertility PGS Center	√	×

Cambodia
Phnom Penh Center	√	×

Kyrgyzstan
Bi Clinic	√	√

√	—	Yes

×	—	No

The following table sets forth a breakdown of revenue from services performed at NewGenIvf’s medical centers for the years indicated:

	For the Six Months ended June 30,
	2025		2026
	US$	%	US$	%
HK SAR	-	-	-	-
Thailand	573,025	28.4	905,033	47.0
Cambodia	354,933	17.6	243,153	12.6
Kyrgyzstan	1,053,907	52.2	728,054	37.8
Other third party clinics	37,763	1.9	48,642	2.5
Total Revenue	2,019,628	100.0	1,924,881	100.0

Thailand Clinic

At the clinic in Thailand, NewGenIvf offers its clients customized fertility treatment solutions including IVF/ICSI, embryo culture, hormonal blood tests, infectious diseases tests, chromosome screening by PGT, hysteroscopy, sperm analysis, sorting, washing and freezing, and egg freezing. Its medical and operational personnel are organized into specialized teams according to the different stages of the IVF treatment process and different patient profiles. When clients are admitted, they are assigned to a team which NewGenIvf believes is better suited the clients after taking into account the clients’ diagnosis and preferences. Furthermore, NewGenIvf also provides related value-added services such as nutrition guidance, psychological counselling, acupuncture, and translation interpreters to supplement the IVF treatment. NewGenIvf prides itself on providing quality and customized treatment to its clients on a day-to-day basis.

As of June 30, 2026, the clinic in Thailand had 7 nurses, 7 full time lab physicians and embryologists, 17 administrative staff, totaling 31 staff members.

Cambodia Clinic

NewGenIvf has one clinic, Phnom Penh Center, in Cambodia. Phnom Penh Center is staffed with 3 Cambodian physician, 2 embryologists, 8 nurses and 12 other staff, and offers similar IVF treatments as in Thailand and egg donation services. Phnom Penh Center operates under a license issued by Cambodia MOH for the Cambodian physician, who has entered into an agreement with Phnom Penh Center for the exclusive use of such license.

After more than ten years of development since its opening in 2015, Phnom Penh Center has become one of the long-standing ARS providers in Cambodia. Phnom Penh Center’s IVF philosophy concentrates on three key points in the treatment process: the mother’s wellbeing, the technology used to assist mothers deliver a strong and healthy baby and the medical science used to ensure every chance of success for women in various age spectrums.

Clinic in Kyrgyzstan

Through Bi Clinic, NewGenIvf also provide fertility referral services by referring customers who are interested in surrogacy services which are legal in Kyrgyzstan.

Although Physician at Bi Clinic has expertise in sourcing surrogate mothers, techniques of embryo transfers, prenatal care, baby delivery, and postnatal care, NewGenIvf refers customers to independent agents for fertility service like surrogacy so as to reduce the operation risks in Kyrgyzstan.

As of June 30, 2026, Bi Clinic had 1 nurse and 3 other staff.

Professionals

Licensed Physicians

As of June 30, 2026, NewGenIvf employed five licensed physicians, among which one was based in Cambodia, one was based in Kyrgyzstan and the other three were based in Thailand. Most of NewGenIvf’s physicians had over 10 years of experience or above. The following table summarizes the number and types of such licensed physicians as of June 30, 2026.

Country	Licensed physician	Licenses and Approvals	Effective Period	Issuing Authority
Cambodia	Mr. Keut Serey	Decision on permission for beauty treatment operation	December 14, 2022 – December 14, 2026	The Ministry of Health of Cambodia

Thailand	Dr Keatthisak Boonsimma	Number 31801 Medical Practitioner License	April 1, 2005 – Indefinite	Royal Thai College of Obstetricians and Gynaecologists of Thailand

		Number 22624/2554 OB-Gyn License	July 1, 2014 – Indefinite	Medical Council of Thailand

		Number 40962/2563 Reproductive Medicine Diploma	July 1, 2020 – Indefinite	Medical Council of Thailand

Thailand	Dr. Anurach Kulvanitchaiyanunt	Practice License No. 11755	February 1 2025 – Indefinite	Medical Council of Thailand

Thailand	Dr Wiphawee Luangtangvarodom	Number 38347/2562 OB-Gyn License	August 1, 2019 – Indefinite	Medical Council of Thailand

		Number 43217/2564 Reproductive Medicine License	July 1, 2021 – Indefinite	Medical Council of Thailand

		Number 48510 Medical Practitioner License	April 1, 2014 – Indefinite	Medical Council of Thailand

Customers

For the six months ended June 30, 2025 and 2026, the majority of NewGenIvf’s clients were from China (including mainland China and Hong Kong). NewGenIvf enters into a verbal contract with each of its customers that outline, among other things, the scope of services, service fees, payment terms and rights, responsibilities and obligations of each party. Consent is obtained from the patients prior to the provision of the various treatments. Customers are not entitled to enjoy the relevant services until outstanding amounts have been settled pursuant to the relevant contract. Sales to individual consumers did not vary significantly and none of the customers contribute more than 10% of NewGenIvf’s revenue for the six months ended June 30, 2025 and 2026.

In addition to significant customers using NewGenIvf’s IVF treatment services and ancillary caring services, NewGenIvf also has customers who utilize the access to the freezing and storage facility and other relatively insignificant services, such as check-ups services, blood test services and other minor services (the latter category of customers are referred to as “consultation customers”). NewGenIvf also refers customers to other IVF and/or Surrogacy agents who will provide fertility referral income for NewGenIvf.

Sales and Marketing

For the six months ended June 30, 2025 and 2026, NewGenIvf promoted brand awareness through its sales teams and, in many cases, through cooperating with third-party agencies and partners.

NewGenIvf’s sales teams have broad experience in fertility services and are responsible for identifying potential clients and managing the overall sales process. NewGenIvf’s sales team primarily relies on social media marketing, word-of-mouth referrals, recognition of its brand, printed advertisements and marketing events. NewGenIvf spends marketing expenses on placing advertisements through popular social media platforms, maintaining the official website of NewGenIvf and sending information through its official accounts on social media platforms.

Supply and Procurement

NewGenIvf’s procurement is mainly for medications, laboratory media and reagents, laboratory consumables, and blood test reagents. As of June 30, 2025 and 2026, there was no single supplier individually contributed more than 10% of the Group’s trade payable respectively. For both the six months ended June 30, 2025 and 2026, no vendor contributed more than 10% of total direct cost of the Group. NewGenIvf’s procurement team is experienced in selecting cost-effective supplies as well as selecting reliable suppliers. NewGenIvf’s major suppliers are pharmaceutical companies.

Competition

NewGenIvf believes that it is a long-standing provider of ARS in Asia Pacific that competes primarily based on the following competitive factors:

●	the value and comprehensiveness of the solutions;

●	treatment that is effective and achieves desired outcomes;

●	clients’ experience, including dedicated patient education, clinical guidance and emotional support; and

●	access to a network of high-quality fertility specialists.

NewGenIvf competes primarily with other regional fertility service providers. While NewGenIvf does not believe any single competitor offers a comparably robust and integrated fertility solution package as NewGenIvf in the regions that it operates, NewGenIvf’s competitors may compete in a variety of ways, including by providing better services, having established local connections, fulfilling evolving client needs, as well as conducting brand promotions and other marketing activities.

As NewGenIvf may introduce new ancillary services and other companies may introduce similar fertility services as NewGenIvf’s, NewGenIvf may become subject to additional competition.

Facilities

As of June 30, 2026, in addition to its clinics, NewGenIvf leased one property in Hong Kong with an aggregate square footage of approximately 8,000 for its administration support offices. NewGenIvf also operates its medical facilities as described above in “Network of Facilities” above. NewGenIvf believes that its existing facilities are suitable and adequate to meet its current needs.

Organizational Structure

The following is a list of our principal subsidiaries and consolidated affiliated entities as of the date of this Report:

Name	Place of Formation	Relationship

NewGenIvf Limited	Cayman Islands	Wholly-owned subsidiary
Incorporated on January 16, 2019

MicroSort Lab Services LLC	U.S.A.	Wholly-owned subsidiary
Acquired on February 28, 2025

NewGenDigital Limited	British Virgin Islands	Wholly-owned subsidiary
Incorporated on June 16, 2025

FFPGS (HK) Ltd	Hong Kong	Indirect subsidiary, wholly owned by NewGenIvf Limited
Incorporated on December 19, 2019

NewGenProperty Limited	British Virgin Islands	Wholly-owned subsidiary
Incorporated on September 18, 2025

NewGenBiz Limited	British Virgin Islands	Wholly-owned subsidiary
Incorporated on January 13, 2026

NewGenOman Limited	British Virgin Islands	Wholly-owned subsidiary
Incorporated on February 2, 2026

Nodexus Limited	Hong Kong	Wholly-owned subsidiary
Incorporated on July 16, 2026

Artsy Angel Charitable Foundation Limited 藝術天使慈善基金有限公司 (formally known as Alfred Siu Charitable Foundation Limited)	Hong Kong	Wholly-owned subsidiary
Incorporated on February 27, 2026

Bi Clinic LLC	Kyrgyzstan	Indirect subsidiary, wholly owned by NewGenIvf Limited
Acquired on December 17, 2024

First Fertility PGS Center Limited	Thailand	Indirect subsidiary, 74% owned by Well Image Limited HK
Incorporated on March 6, 2014		directly and indirectly

First Fertility Phnom Penh Ltd	Kingdom of Cambodia	Indirect subsidiary, wholly owned by NewGenIvf Limited
Incorporated on August 10, 2015

Med Holdings Limited	Thailand	Indirect subsidiary, 48.99% owned by Well Image Limited HK
Incorporated on January 21, 2015

Well Image Limited HK	Hong Kong	Indirect subsidiary, wholly owned by NewGenIvf Limited
Incorporated on July 11, 2008

HyFi Innovations Limited	Hong Kong	Indirect subsidiary, wholly owned by NewGenDigital Limited
Incorporated on October 20, 2025

The following subsidiaries were disposed of:

深圳前海豐泰仁匯健康科技有限公司 (Shenzhen Qianhai Fengtai Renhui Health Technology Co., Ltd) Disposed of on July 29, 2025	China	Indirect subsidiary, wholly owned by FFPGS (HK) Ltd

Property, Plants and Equipment

The Company leases the premises for its principal executive office located at 36/39-36/40, 13th Floor, PS Tower, Sukhumvit 21 Road (Asoke) Khlong Toei Nuea Sub-district, Watthana District, Bangkok 10110, Thailand. The Company leases one property in Hong Kong with an aggregate square footage of approximately 8,000 for its administration support offices.

The Company also leases several premises to operate its clinics in various countries. The Company operates the Bi Clinic Limited Liability Company starting from December 17, 2024 in Kyrgyzstan, which premises have an aggregate area of 2,164 square feet. In Cambodia, the Company operates the First Fertility Phnom Penh Center, which premises have an aggregate area of 18,567 square feet. In Thailand, the Company operates a clinic named First Fertility PGS Center Co., Ltd., which premises have an aggregate area of 14,750 square feet.

Nasdaq Deficiency

On October 8, 2024, the Company received a deficiency letter (“Bid Price Deficiency Letter”) from the Listing Qualifications Department (the “Staff”) of Nasdaq notifying the Company that it is currently not in compliance with the closing bid price requirement under Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Rule”). The Bid Price Deficiency Letter stated that, for the preceding 30 consecutive business days, the Company’s Class A Ordinary Shares did not meet the minimum closing bid price of $1 per share pursuant to the Minimum Bid Price Rule. The Company has an initial compliance period of 180 calendar days, or until April 7, 2025 to regain compliance with the Minimum Bid Price Rule. The Deficiency letter stated that if at any time the closing bid price of the Company’s Class A Ordinary Shares is at least $1 for a minimum of ten consecutive business days, Nasdaq will provide the Company written confirmation of compliance with this requirement, as applicable. On February 11, 2025, the Company effected a 1-for-20 reverse stock split of its issued and unissued shares. The effect of the reverse stock split was to consolidate every 20 issued and unissued shares into one share. On February 27, 2025, the Company received a notification letter from Nasdaq, indicating that the closing bid price of the Company’s securities had been at $1.00 per share or greater for 10 consecutive business days from February 11, 2025 to February 26, 2025, and the Company had regained compliance with the Minimum Bid Price Rule.

On May 24, 2024, the Company received a deficiency letter (“MVLS Deficiency Letter”) from the Staff of Nasdaq notifying the Company that, for the preceding 35 consecutive business days, the Class A Shares did not meet the minimum $50,000,000 Market Value of Listed Securities requirement (“MVLS Requirement”) for continued listing on Nasdaq pursuant to Nasdaq Listing Rules 5450(b)(2)(A) (the “MVLS Requirement,” and the Company’s non-compliance with this requirement, the “MVLS Deficiency”). In accordance with Nasdaq Rule 5810(c)(3)(C), the Company has been provided an initial period of 180 calendar days, or until November 20, 2024 (the “Compliance Date”), to regain compliance with the MVLS Requirement. If, at any time before the Compliance Date, the MVLS for the Class A Shares is at least $50,000,000 for a minimum of ten consecutive business days, the Staff will provide the Company written confirmation of compliance with the MVLS Requirement. In the event the Company does not regain compliance with the above requirement prior to the expiration of the compliance period, it will receive written notification that its securities are subject to delisting.

On May 24, 2024, the Company received a deficiency letter (“MVPHS Deficiency Letter”) from the Staff of Nasdaq notifying the Company that, for the preceding 35 consecutive business days, the Company’s Class A Ordinary Shares did not meet the minimum $15,000,000 Market Value of Publicly Held Shares (“MVPHS”) requirement for continued listing on Nasdaq pursuant to Nasdaq Listing Rules 5450(b)(2)(C) (the “MVPHS Requirement,” and the Company’s non-compliance with this requirement, the “MVPHS Deficiency”). In accordance with Nasdaq Rule 5810(c)(3)(D), the Company has until the Compliance Date to regain compliance with the MVPHS Requirement. If, at any time before the Compliance Date, the MVPHS for the Class A Shares is at least $15,000,000 for a minimum of ten consecutive business days, the Staff will provide the Company written confirmation of compliance with the MVPHS Requirement. In the event the Company does not regain compliance with the above requirement prior to the expiration of the compliance period, it will receive written notification that its securities are subject to delisting. Alternatively, the Company may apply to transfer the Company’s securities to The Nasdaq Capital Market.

On November 21, 2024, the Company received a notice from the Staff of Nasdaq notifying the Company that its securities are subject to delisting due to the MVPHS Deficiency and MLVS Deficiency. The Company requested a hearing to appeal the delisting determination before the Nasdaq Hearings Panel (the “Panel”) on November 27, 2024. On November 29, 2024, the Company received a formal notice from Nasdaq that the Panel will consider its appeal at an oral hearing on January 28, 2025 (the “Hearing”). On February 19, 2025, the Company received written decision from the Panel, which granted an extension, allowing the Company additional time to regain compliance with the Nasdaq Stock Market’s (“Nasdaq” or the “Exchange”) continued listing requirements, subject to meeting specific compliance criteria within designated timeframes. On February 11, 2025, the Company carried out a 1-for-20 reverse stock split of its issued and unissued shares. The effect of the reverse stock split was to consolidate every 20 issued and unissued share into one share. On February 27, 2025, the Company received a notification letter from Nasdaq, indicating that the closing bid price of the Company’s securities had been at $1.00 per share or greater for 10 consecutive business days from February 11, 2025 to February 26, 2025, and the Company had regained compliance with the minimum bid price rule. In addition, on February 27, 2025, the Company received a confirmation from Nasdaq that its application to transfer its listing to the Nasdaq Capital Market had been approved and that the Company’s securities would be transferred to the Nasdaq Capital Market at the opening of business on February 28, 2025.

In addition, the Company has effected a number of reverse stock splits of its issued and unissued shares. On May 5, 2025, the Company effected a 1-for-10 reverse stock split of its issued and unissued shares. On August 4, 2025, the Company carried out a 1-for-5 reverse stock split of its issued and unissued shares. On December 1, 2025, the Company carried out a 1-for-5 reverse stock split of its issued and unissued shares. On January 26, 2026, the Company effected a 1-for-3 reverse stock split of its issued and unissued shares. On March 16, 2026, the Company effected a 1-for-4 reverse stock split of its issued and unissued shares. On July 6, 2026, the Company effected a 1-for-3 reverse stock split of its issued and unissued shares. On September 1, 2026, the Company effected a 1-for-3 reverse stock split of its issued and unissued shares. [On October 12, 2026, the Company effected a 1-for-4 reverse stock split of its issued and unissued shares.]

Capitalization and Indebtedness

Below is the Company’s capitalization as of June 30, 2026:

US$

Cash and Cash equivalents	1,023,789
EQUITY
Share capital	-
Additional paid-in capital	25,786,740
Retained Earnings	857,860
Accumulated other comprehensive (loss) income	(215,658)
Total capitalization	26,428,942

As of June 30, 2026
US$

Total Net Book Value	25,713,362
Total Share Outstanding*	288,152

*	The shares as presented have been adjusted retrospectively for Reverse Share Splits effected in February 2025 of 1 share for every 20 existing shares issued, in May 2025 of 1 share for every 10 existing share issued, in August 2025 of 1 share for every 5 shares issued, in December 2025 of 1 share for every 5 shares issued, in January 2026 of 1 share for every 3 shares issued, in March 2026 of 1 share for every 4 shares issued, in July 2026 of 1 share for every 3 shares issued, in September 2026 of 1 share for every 3 shares and in [October 2026 of 1 share for every 4 shares issued] respectively.

Statements of indebtedness as of June 30, 2026

US$
Current liabilities
Account payable	878,108
Accrued liabilities and other payables	500,236
Contract liabilities	105,835
Due to related parties	64,481
Operating lease liabilities, current	263,532
Convertible notes	1,104,543
Repurchase forbearance liability	6,881,250
Embedded derivative liability	710,536
Total current liabilities	10,508,521

Non-current liabilities
Lease liabilities, operating leases	215,087
Convertible notes	-
Total non-current liabilities	215,087

Total Indebtedness	10,723,068

Comprehensive Income and Earnings Per Share

The following information is presented as of June 30, 2026:

Existing shareholder
30/6/2026

Total net income (loss) attributable to the shareholders of the company	$(8,035,306)
Earnings per share – basic	(106.57)

Weighted average shares outstanding – Basic	75,396

*	The shares as presented have been adjusted retrospectively for Reverse Share Splits effected in February 2025 of 1 share for every 20 existing shares issued, in May 2025 of 1 share for every 10 existing share issued, in August 2025 of 1 share for every 5 shares issued, in December 2025 of 1 share for every 5 shares issued, in January 26, 2026 of 1 share for every 3 shares issued, in March 2026 of 1 share for every 4 shares issued, in July 2026 of 1 share for every 3 shares issued, in September 2026 of 1 share for every 3 shares issued, and in October 2026 of 1 share for every 4 shares issued respectively.

Implications of being a “Foreign Private Issuer”

We are subject to the information reporting requirements of the Exchange Act that are applicable to “foreign private issuers,” and under those requirements, we file reports with the SEC. As a foreign private issuer, we are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We also have four months after the end of each fiscal year to file our annual report with the SEC and are not required to file current reports as frequently or promptly as U.S. domestic reporting companies. Our officers, directors and principal shareholders are exempt from the requirements to report transactions in our equity securities and from the short-swing profit liability provisions contained in Section 16 of the Exchange Act. As a foreign private issuer, we are not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. In addition, as a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the rules of Nasdaq for domestic U.S. issuers and are not required to be compliant with all Nasdaq rules as of the date of our initial listing on Nasdaq as would domestic U.S. issuers. These exemptions and leniencies will reduce the frequency and scope of information and protections available to you in comparison to those applicable to a U.S. domestic reporting company. We intend to take advantage of the exemptions available to us as a foreign private issuer.

Summary of Risk Factors

Investing in our Class A Ordinary Shares involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in our shares. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk Factors” and in Part I, Item 3, D. Risk Factors in our most recent Annual Report on Form 20-F.

Risks Related to NewGenIvf’s Business and Industry

●	We may not be able to continue operating as a going concern.

●	The fertility market in which NewGenIvf participates is competitive, and if NewGenIvf does not continue to compete effectively, its results of operations could be materially and adversely affected.

●	NewGenIvf has a limited operating history with its current platform of solutions, which makes it difficult to predict its future prospects, financial performance and results of operations.

●	NewGenIvf is undergoing a significant and rapid business transformation, including expansion into real estate development in the UAE, which involves substantial risks and may not be successful.

●	NewGenIvf’s new strategic initiatives may place significant strain on the Company’s management, and operational resources.

●	NewGenIvf’s real estate development projects are subject to numerous risks that could prevent the Company from realizing the projected returns.

●	The valuation of acquired assets, such as intellectual property, is complex and subjective, and may not be realized.

●	NewGenIvf’s marketing efforts depend significantly on its ability to receive positive references from its existing clients.

●	If NewGenIvf is unable to attract new clients, its business, financial condition and results of operations would be adversely affected.

●	NewGenIvf’s business depends on its ability to maintain its existing client demographics. Any failure to do so would harm its business, financial condition and results of operations.

●	If NewGenIvf fails to offer high-quality support, its reputation could suffer.

●	NewGenIvf’s failure to effectively develop and expand its marketing and sales capabilities could harm its ability to increase its client base and achieve broader market acceptance of solutions NewGenIvf provides.

●	NewGenIvf may experience net losses and may not sustain profitability in the future.

●	NewGenIvf’s future revenue may not grow at the rates it historically has, or at all.

●	NewGenIvf’s quarterly and annual results may fluctuate significantly and may not fully reflect the underlying performance of NewGenIvf’s business.

●	If the estimates and assumptions NewGenIvf uses to determine the size of the target markets for its services are inaccurate, its future growth rate may be impacted and its business would be harmed.

●	NewGenIvf may not be able to successfully manage its growth, and if NewGenIvf is not able to grow efficiently, its business, financial condition and results of operations could be harmed.

●	If NewGenIvf’s new solutions and services are not adopted by its clients, or if it fails to innovate and develop new offerings that are adopted by its clients, its revenue and results of operations may be adversely affected.

●	If NewGenIvf fails to adapt and respond effectively to the changing medical landscape, changing regulations, changing client needs, requirements or preferences, its offerings may become less competitive.

●	If NewGenIvf fails to maintain and enhance its brand, its ability to expand its client base will be impaired and its business, financial condition and results of operations may suffer.

●	If NewGenIvf fails to retain and motivate members of its management team or other key employees, or fails to attract additional qualified personnel to support its operations, its business and future growth prospects could be harmed.

●	To successfully market and sell its services and products in Asia-Pacific markets, NewGenIvf must address many international business risks with which NewGenIvf has limited experience.

●	Ethical, legal and social concerns related to the use of assisted reproductive technology could reduce demand for the fertility services provided by the medical facilities in NewGenIvf’s network, and thus may adversely affect the business, financial conditions and results of operations of the medical facilities in its network.

●	NewGenIvf is reliant on revenue from international clients.

●	Fluctuations in exchange rates could have a material and adverse effect on NewGenIvf’s results of operations and the value of your investment.

●	Governmental control of currency conversion may limit NewGenIvf’s ability to utilize NewGenIvf’s net revenue effectively and affect the value of your investment.

●	Substantially all of NewGenIvf’s assets and operations are located in Thailand, Cambodia and Kyrgyzstan and they are subject to economic, legal and regulatory uncertainties in such countries.

●	Failure to comply with the terms of future financing arrangements could result in default, which could have an adverse effect on NewGenIvf’s cash flow and liquidity.

●	NewGenIvf requires a significant amount of capital to fund its operations and growth. If NewGenIvf cannot obtain sufficient capital on acceptable terms, its business, financial condition, and prospects may be materially and adversely affected.

●	NewGenIvf’s Solana token purchase agreement with White Lion is novel and subject to extreme volatility and regulatory scrutiny.

●	The defects in certain leased property interests and failure to register certain lease agreements may materially and adversely affect NewGenIvf’s business, financial condition, results of operations, and prospects.

●	NewGenIvf currently has no insurance coverage for its operations.

●	NewGenIvf may not be successful in adapting to technological developments, which may affect its business and results of operations.

●	If its computer systems, or those of its providers, specialty pharmacies or other downstream vendors lag, fail or suffer security breaches, NewGenIvf may incur a material disruption of its services, which could materially impact its business and the results of operations.

●	We may not be able to comply with the filing deadlines for reports that we file pursuant to the Exchange Act, and our failure to timely file such reports may have material adverse consequences on our business.

●	Our share repurchase program may not be fully implemented and may not enhance shareholder value.

●	If we are unable to continue to meet the listing requirements of Nasdaq, our Class A Ordinary Shares will be delisted.

Risks Related to NewGenIvf’s Relationships with Third Parties

●	NewGenIvf’s business depends on its ability to maintain its network of high-quality fertility specialists and other healthcare providers. If NewGenIvf is unable to do so, its future growth would be limited and its business, financial condition and results of operations would be harmed.

●	The medical facilities and professionals in NewGenIvf’s network could become the subject of litigation, allegations and other claims, and NewGenIvf is not insured against these liabilities.

●	The assisted reproductive medical facilities in NewGenIvf’s network have limited control over the quality of the pharmaceuticals, medical equipment, medical consumables and other supplies used in its operations, and cannot guarantee that the products in use are not defective or counterfeit. NewGenIvf also has no control over independent sub-contractors and cannot guarantee the services thereof.

●	If NewGenIvf loses its relationship with one or more key pharmaceutical manufacturers, its business and results of operations could be adversely affected.

●	NewGenIvf has engaged in transactions with related parties, and such transactions present potential conflicts of interest that could have an adverse effect on its business and results of operations.

●	NewGenIvf may be subject to claims and allegations relating to intellectual property and other causes.

●	Certain data and information in this prospectus relied on by NewGenIvf were obtained from third-party data and polls. These metrics were not independently verified by NewGenIvf and may not be accurate.

●	NewGenIvf is dependent on a single joint venture partner for our real estate development project in the UAE and are subject to the legal, regulatory, and economic risks of operating in a new jurisdiction.

Risks Related to Government Regulation

●	NewGenIvf operates in a highly regulated industry and must comply with a significant number of complex and evolving requirements. Any lack of requisite approvals, licenses, or permits applicable to NewGenIvf’s business may have a material and adverse impact on NewGenIvf’s business, financial condition, and results of operations.

●	Advertising or offering of gender selection services in certain jurisdictions in which NewGenIvf operates could expose NewGenIvf and its directors and executive officers to significant legal and regulatory risks, including potential penalties.

●	Changes in NewGenIvf’s effective tax rate or tax liability may have an adverse effect on its results of operations.

●	NewGenIvf’s reported financial results may be adversely affected by changes in accounting principles generally accepted in the US.

●	If NewGenIvf’s estimates or judgments relating to its critical accounting policies prove to be incorrect, its results of operations could be adversely affected.

●	NewGenIvf is subject to anti-corruption, anti-bribery, anti-money laundering, and similar laws, and non-compliance with such laws can subject it to criminal or civil liability and harm its business, financial condition and results of operations.

Recent Developments

2025 and 2026 Debt Financing

On April 1, 2025, the Company entered into a new Securities Purchase Agreement (“2025 Securities Purchase Agreement”) with certain investors named therein (collectively, the “Buyers”), pursuant to which, amongst other things: (i) the Company agreed to sell, at an initial closing (and such initial closing, the “Initial Closing”) a senior convertible note (the “New CB Initial Note”) in the aggregate original principal amount not exceeding $3,200,000, convertible into Class A Ordinary Shares pursuant to its terms; and (ii) the Company may require each Buyer (or each Buyer may require the Company, as applicable) to participate in the sale of one or more additional convertible notes (which aggregate original principal amount for all additional convertible notes shall not exceed $25,600,000) (the “New CB Additional Notes”).

The 2025 Securities Purchase Agreement is filed as Exhibit 4.1 of the Company’s current report on Form 6-K dated April 3, 2025 and is incorporated by reference herein. The first tranche of $3,200,000 was received on June 3, 2025.

On April 2, 2025 and July 16, 2025, the Company consummated the fourth and fifth tranche of its debt financing under the terms of its existing Securities Purchase Agreement with the investor, At the closing of the fourth and fifth tranche, the Company sold to the investor a senior convertible note in the principal amount of $2,000,000 each. The Note bears an interest rate of 14.75% per annum and may be adjustable from time to time pursuant to its terms.

On October 15, 2025, the Company entered into an additional Securities Purchase Agreement with Vanquish Funding Group Inc. (“Vanquish SPA”), pursuant to which, amongst other things, (i) the Company agreed to sell a convertible note in the aggregate principal amount of $257,000, convertible into Class A Ordinary Shares pursuant to its terms; and (ii) the parties may agree to additional tranches of funding up to $2,200,000 during the following twelve months. The first tranche of $257,000 was received on October 15, 2025. The second tranche of $157,000 was received on November 10, 2025. The third tranche of $107,000 was received on January 30, 2026. The fourth tranche of $207,000 was received on May 4, 2026.

On November 12, 2025, the Company entered into a Securities Purchase Agreement with Labrys Fund II, L.P. (“Labrys SPA”), pursuant to which, amongst other things, the Company agreed to sell a convertible note in the aggregate principal amount of $250,000, convertible into Class A Ordinary Shares pursuant to its terms and the funding of $250,000 was received on November 15, 2025.

On January 22, 2026, the Company entered into a Securities Purchase Agreement with Boot Capital LLC, pursuant to which, amongst other things, the Company agreed to sell a convertible note in the aggregate principal amount of $50,000, convertible into Class A Ordinary Shares pursuant to its terms and the funding of $50,000 was received on February 2, 2026.

On March 18, 2026, the Company entered into a Securities Purchase Agreement with CFI Capital LLC, pursuant to which, amongst other things, the Company agreed to sell a convertible note in the aggregate principal amount of $220,000, convertible into Class A Ordinary Shares pursuant to its terms and the funding of $200,000 was received on March 23, 2026.

On March 25, 2026, the Company entered into a Securities Purchase Agreement with FirstFire Global Opportunities Fund LLC, pursuant to which, amongst other things, the Company agreed to sell a convertible note in the aggregate principal amount of $220,000, convertible into Class A Ordinary Shares pursuant to its terms and the funding of $220,000 was received on or about March 31, 2026.

On March 30, 2026, the Company entered into a Securities Purchase Agreement with Silvercrest Hybrid Capital LLC, pursuant to which, amongst other things, the Company agreed to sell a convertible note in the aggregate principal amount of $200,000, convertible into Class A Ordinary Shares pursuant to its terms and the funding of $220,000 was received on March 31, 2026.

On April 14, 2026, the Company entered into a Securities Purchase Agreement with Pacific Pier Capital II, LP, pursuant to which, amongst other things, the Company agreed to sell a convertible note in the aggregate principal amount of $200,000, convertible into Class A Ordinary Shares pursuant to its terms and the funding of $200,000 was received on April 18, 2026.

On April 20, 2026, the Company entered into a Securities Purchase Agreement with Labrys Fund II, L.P., pursuant to which, amongst other things, the Company agreed to sell a convertible note in the aggregate principal amount of $250,000, convertible into Class A Ordinary Shares pursuant to its terms and the funding of $250,000 was received on April 20, 2026.

On April 27, 2026, the Company entered into a Securities Purchase Agreement with White Lion Capital LLC, pursuant to which, amongst other things, the Company agreed to sell a convertible note in the aggregate principal amount of $200,000, convertible into Class A Ordinary Shares pursuant to its terms and the funding of $200,000 was received on April 30, 2026.

On May 4, 2026, the Company entered into a Securities Purchase Agreement with Vanquish Funding Group, Inc., pursuant to which, amongst other things, (i) the Company agreed to sell a convertible note in the aggregate principal amount of $207,000, convertible into Class A Ordinary Shares pursuant to its terms and the funding of $207,000 was received on May 4, 2026.

On May 26, 2026, the Company entered into a Securities Purchase Agreement with White Lion Capital LLC, pursuant to which, amongst other things, the Company agreed to sell a convertible note in the aggregate principal amount of $166,667, convertible into Class A Ordinary Shares pursuant to its terms and the funding of $166,667 was received on May 26, 2026.

On June 2, 2026, the Company entered into a Securities Purchase Agreement with Vanquish Funding Group, Inc., pursuant to which, amongst other things, (i) the Company agreed to sell a convertible note in the aggregate principal amount of $132,000, convertible into Class A Ordinary Shares pursuant to its terms and the funding of $132,000 was received on June 5, 2026.

On June 15, 2026, the Company entered into a repurchase and forbearance agreement (“Repurchase and Forbearance Agreement”) with JAK Opportunities VI LLC (“JAK”), pursuant to which the Company agreed to repurchase certain outstanding convertible notes, and warrants previously issued to the Investor, and to make certain forbearance payments in scheduled instalments to JAK, in consideration for JAK’s forbearance from converting outstanding convertible notes, exercising outstanding warrants and effectuating additional closings under existing securities purchase agreements. The Repurchase and Forbearance Agreement was filed as Exhibit 10.1 of the Company’s current report on Form 6-K dated June 16, 2026 and is incorporated by reference herein.

On June 22, 2026, the Company entered into a Securities Purchase Agreement with White Lion Capital LLC, pursuant to which, amongst other things, the Company agreed to sell a convertible note in the aggregate principal amount of $111,111, convertible into Class A Ordinary Shares pursuant to its terms.

On August 10, 2026, the Company entered into a Securities Purchase Agreement with Vanquish Funding Group, pursuant to which, amongst other things, the Company agreed to sell a convertible note in the aggregate principal amount of $100,000, convertible into Class A Ordinary Shares pursuant to its terms.

On August 11, 2026, the Company entered into an Amendment and Exchange Agreement (the “Exchange Agreement”) with JAK, pursuant to which on August 14, 2026, the Company issued to JAK a new senior convertible note in the aggregate principal amount of $7,105,468.75 (the “New Note”) in exchange for the existing outstanding convertible notes and related warrants previously issued by the Company to JAK. In connection with the Exchange Agreement, JAK also entered into a Leak-Out Agreement with the Company (the “Leak-Out Agreement”) restricting JAK’s sales of the Company’s Class A ordinary shares issuable upon conversion of the New Note. The Exchange Agreement, New Note and Leak-Out Agreement were filed as Exhibit 10.1, 10.2 and 10.3, respectively, of the Company’s current report on Form 6-K dated August 17, 2026 and are incorporated by reference herein

On August 17, 2026, the Company entered into a Securities Purchase Agreement with Hinterland Partners LLC, pursuant to which, amongst other things, the Company agreed to sell a convertible note in the aggregate principal amount of $250,000, convertible into Class A Ordinary Shares pursuant to its terms.

On October 1, 2026, the Company entered into a Securities Purchase Agreement with Labrys Fund II, L.P, pursuant to which, amongst other things, the Company agreed to sell a convertible note in the aggregate principal amount of $161,250, convertible into Class A Ordinary Shars pursuant to its terms.

Strategic Investments in Digital Assets

On December 19, 2024, the Company announced its engagement of OSL Digital Securities (“OSL”), a leading regulated digital asset platform in Hong Kong, and its deployment of US$1 million to establish the Company’s digital asset portfolio. On June 2, 2025, the Company announced plans to invest up to US$30 million in staking the digital asset SOL (the native token of the Solana network) and funding such investment using its existing credit facilities. As of the date of this prospectus, the Company does not have any SOL holdings, as all SOL tokens were used as consideration for the acquisition of its equity interest in PredicXion. The Company does not intend to invest further capital into SOL.

On October 31, 2025, the Company entered into a binding term sheet with White Lion Capital LLC (“White Lion”) setting out the principal terms and conditions for a Digital Assets Purchase Agreement with a commitment amount of 600,000 Solana (SOL) tokens (“Term Sheet”). Pursuant to the Term Sheet, the Company will have the option, but not the obligation, to sell to White Lion shares of common stock of the Company over a 24-month period up to a total amount equivalent to the value of 600,000 Solana tokens. Upon a sale of shares, the Company will be compensated by White Lion in Solana tokens rather than cash. The transactions contemplated by the Term Sheet are subject to entry into definitive agreements and are subject to certain conditions, including completion of due diligence, and the filing of a registration statement immediately upon execution of the definitive agreements. There can be no assurance that any sales of the Company’s common stock to White Lion will occur under the Term Sheet or any definitive agreement that may be entered into. The Company is not obligated to sell any shares, and White Lion is not obligated to purchase shares until and unless a definitive Digital Assets Purchase Agreement is executed and all conditions thereunder are satisfied. In addition, any compensation to the Company would be in the form of Solana tokens rather than cash, and the value, availability, and transferability of such digital assets are subject to significant market volatility and regulatory uncertainty. Accordingly, there is no guarantee that the Company will receive any proceeds or Solana tokens pursuant to the contemplated arrangement.

Strategic Investment in United Arab Emirates (“UAE”) Real Estate Market

On July 21, 2025, NewGenDigital Limited (“NewGenDigital”), a wholly owned subsidiary of the Company, signed a Memorandum of Understanding (the “MOU”) with BNW Real Estate Development LLC (“BNW” or the “Developer”), a prominent real estate developer in Ras Al Khaimah and Dubai, UAE. Per the terms of the MOU, NewGenDigital and BNW will endeavour to negotiate and execute a definitive Joint Venture Agreement (“JVA”) to form a special-purpose vehicle (“SPV”) with the intention of developing a plot of land in Ras Al Khaimah’s Beach District, UAE (the “Plot).

On October 8, 2025, NewGenProperty Limited (“NewGenProperty”), a wholly owned subsidiary of the Company, entered into a development joint venture agreement (“DJVA”) with BNW to develop the Plot. Under the terms of the DVJA, NewGenProperty shall hold 60% of the joint venture, and be responsible for funding 36% of the purchase price of the Plot to the Beach District LLC OPC (“Master Developer”), while BNW shall be responsible for all the other cashflow and financing requirements of the project. In the event that BNW pays the balance of the Purchase Price of the Plot to the Master Developer, NewGenProperty shall reimburse BNW in accordance with the provisions of the DVJA.

NewGenProperty’s entitlement is an amount equivalent to 36% of the Gross Sales Revenue or Gross Sellable Area generated from the project, with deductions including (i) up to 10% of External and Internal Real Estate Agent and Brokerage Fees; (ii) 2% of Gross Sales Revenue for BNW’s Marketing Fees; and (iii) any amounts paid by the Developer towards the balance of the Purchase Price of the Plot on behalf of NewGenProperty.

At any time before the commencement of the Pre-Sales Period, NewGenProperty has the right to convert the DJVA into a Joint Development by written notice to the Developer. Under a Joint Development arrangement, NewGenProperty shall fully contribute all project finances and be entitled to sixty-four percent (64%) of the net profit after deducting all development costs, taxes, duties, and all other costs and expenses of the joint venture company.

Acquisition of Equity Interest in PredicXion Group Limited (“PredicXion” or “K25.ai”)

On May 15, 2026, NewGenIvf signed a strategic investment agreement with PredicXion Group Limited, and Kong Yiu Cheung, PredicXion’s sole shareholder (the “Seller”), for the acquisition of up to a 10% equity interest in PredicXion (the “PredicXion Acquisition”) at a pre-money valuation of US$100,000,000. On May 28, 2026, NewGenIvf signed a share purchase agreement with PredicXion, and the Seller (“First PredicXion SPA”) for the acquisition of a 2% equity interest in PredicXion (“PredicXion Initial Acquisition”). The consideration payable for the PredicXion Initial Acquisition was a combination of: (i) cash consideration of US$1,000,000 or an equivalent amount in stablecoin, or Solana; and (ii) 666,667 newly issued Class A ordinary shares of the Company (equivalent to 18,519 Class A Ordinary Shares adjusted for Reverse Stock Split) at a share price of US$54. per share. Under the terms of the First PredicXion SPA, the Company has an option exercisable at any time within three months after signing the First PredicXion SPA, to acquire up to an additional 8% of PredicXion’s fully diluted equity at the same pre-money valuation of US$100,000,000 (“Top-up Option”). A copy of the First PredicXion SPA was filed as Exhibit 10.1 in the Company’s current report on Form 6-K dated May 28, 2026 and is incorporated by reference herein. On June 2, 2026, NewGenIvf exercised its Top-up Option to acquire an additional 4% equity interest in PredicXion (“Top-Up Acquisition”). Pursuant to the share purchase agreement (“First PredicXion Top-Up SPA”) among NewGenIvf, PredicXion, and the Seller for the Top-Up Acquisition, the Company shall acquire a 4% equity interest for an aggregate consideration of US$4,000,000, consisting of (i) US$2,000,000 payable in cash or in digital assets, and (ii) 1,500,000 Class A ordinary shares of the Company (equivalent to 41,667 Class A Ordinary Shares adjusted for Reverse Stock Split). The Company paid a cash deposit of US$300,000 upon signing of the Top-Up SPA, and shall pay the balance of $1,700,000 by August 30, 2026. A copy of the First PredicXion Top-Up SPA was filed as Exhibit 10.1 in the Company’s current report on Form 6-K dated June 4, 2026, and is incorporated by reference herein. On June 18, 2026, NewGenIvf exercised its Top-up Option to acquire an additional 4% equity interest in PredicXion (“Second Top-Up Acquisition”). Pursuant to the share purchase agreement (“Second PredicXion Top-Up SPA”) among NewGenIvf, PredicXion, and the Seller for the Second Top-Up Acquisition, the Company shall acquire a 4% equity interest for an aggregate consideration of US$4,000,000, consisting of (i) US$2,000,000 payable in cash or in digital assets, and (ii) 1,500,000 Class A ordinary shares of the Company (equivalent to 41,667 Class A Ordinary Shares adjusted for Reverse Stock Split). The parties agreed that the aggregate cash deposit to be paid pursuant to the First PredicXion Top-Up SPA and the Second PredicXion Top-Up SPA shall be US$800,000, payable upon the signing of the Second PredicXion Top-Up SPA, and the balance of $1,000,000 of the First PredicXion Top-Up SPA and the balance of $1,900,000 of the Second PredicXion Top Up SPA shall be paid by the Company to the Seller by August 31, 2026 and September 30, 2026 respectively. A copy of the Second PredicXion SPA was filed as Exhibit 10.1 in the Company’s current report on Form 6-K dated June 18, 2026, and is incorporated by reference herein.

On July 27, 2026, NewGenIvf signed a share purchase agreement with PredicXion, and the Seller (“Additional 3pct PredicXion SPA”) for the acquisition of an additional 3% equity interest in PredicXion. The consideration payable for the Additional 3pct PredicXion Acquisition was a combination of: (i) cash consideration of US$3,750,000 or an equivalent amount in stablecoin, or Solana; and (ii) 2,500,000 newly issued Class A ordinary shares (equivalent to 208,333 Class A Ordinary Shares adjusted for Reverse Stock Split) of the Company at a share price of US$1.50 per share (US$18 per share adjusted for Reverse Stock Split). A copy of the Additional 3pct PredicXion SPA was filed as Exhibit 10.1 in the Company’s current report on Form 6-K dated July 27, 2026, and is incorporated by reference herein.

Exclusive Agency Agreement with PredicXion Group Limited

Concurrently with its entry into the First PredicXion Top-Up SPA, NewGenIvf entered into an exclusive agency agreement (“EAA”) with PredicXion, pursuant to which PredicXion appointed NewGenIvf as its exclusive agent for the promotion, marketing and facilitation of its K25.ai platform in Thailand, Singapore, Japan and such other APAC markets as may be mutually agreed by the parties from time to time, excluding Mainland China, Hong Kong, Macau and any other restricted jurisdictions. In consideration for its services under the EAA, NewGenIvf is entitled to tiered commissions on the annual gross profit generated by K25.ai from customers introduced or directly serviced by NewGenIvf, calculated as (i) 10% on the first US$1,000,000 of annual gross profit, (ii) 7.5% on annual gross profit between US$1,000,000 and US$3,000,000 and (iii) 5% on annual gross profit in excess of US$3,000,000. The aggregate commission payable to NewGenIvf under the EAA is capped at US$5,000,000 per calendar year. The EAA has an initial term of three years from its effective date and will renew automatically for successive one-year periods thereafter. NewGenIvf’s exclusivity in each agreed territory is subject to NewGenIvf satisfying a minimum annual gross profit performance threshold of US$500,000 per calendar year in respect of customers introduced or directly serviced by NewGenIvf in that territory; failure to satisfy that threshold in any territory entitles K25.ai to terminate NewGenIvf’s exclusivity in that territory in accordance with the terms of the EAA. A copy of the EAA was filed as Exhibit 10.2 in the Company’s current report on Form 6-K dated May 28, 2026, and is incorporated by reference herein.

PredicXion operates K25.ai, an AI-native prediction market that transforms livestreams into real-time interactive markets. K25.ai enables audiences to predict what happens next across live sports, esports, entertainment and creator content. Its proprietary AI infrastructure supports real-time market generation, content monitoring and outcome resolution, powering a seamless watch-to-predict experience. The services contemplated under the EAA are not directly related to the Company’s assisted reproductive services in the Asia-Pacific. Rather, the arrangement is a separate commercial initiative that leverages the Company’s established presence, business relationships, local market knowledge and professional network across the Asia-Pacific region. The specific services contemplated include: (i) identifying and introducing potential commercial counterparties, venue operators, content partners, distributors and other local enterprises in selected Asia-Pacific markets; (ii) supporting regional marketing and awareness activities for the K25.ai platform, including coordination of introductions and local market positioning; (iii) facilitating discussions regarding potential licensing, joint venture or other commercial arrangements in those markets; and (iv) providing local market knowledge and relationship support in connection with such discussions. There can be no assurance that any joint venture, license or other arrangement will be entered into or consummated, or as to the timing, scope or terms of any such arrangement.

Repurchase and Forbearance Agreement with JAK Opportunities VI LLC

On June 15, 2026, NewGenIvf entered into a Repurchase and Forbearance Agreement (the “Repurchase Agreement”) with JAK Opportunities VI LLC (“JAK”), pursuant to which the Company agreed to (i) repurchase from JAK senior convertible notes originally issued under two Securities Purchase Agreements dated August 7, 2024 and April 1, 2025, respectively, having an aggregate outstanding principal and accrued interest amount of approximately $3,625,000 as of the date of the Repurchase Agreement, for an aggregate repurchase price of $4,531,250, (ii) repurchase from JAK certain warrants to purchase ordinary shares of the Company for an aggregate repurchase price of $600,000, and (iii) pay JAK a forbearance payment of $2,250,000 in consideration of JAK’s agreement to forbear from, and upon full payment to irrevocably waive, its rights to require additional note closings under the existing Securities Purchase Agreements. The aggregate payment obligation of $7,381,250 is payable in installments through November 1, 2027, as set forth in a schedule attached to the Repurchase Agreement. During the payment period, JAK has agreed to forbear from converting the notes or exercising the warrants, subject to termination of the forbearance upon the occurrence of any event of default or uncured breach by the Company. The Repurchase Agreement also provides that proceeds from any subsequent equity or debt placements by the Company (subject to specified exclusions) must be applied as mandatory prepayments toward the aggregate payment obligation, with 66% of such proceeds first applied evenly to the note repurchase price, warrant repurchase price, and forbearance payment. In the event of a Default under the Agreement, all payments made by the Company to JAK prior to such Default would be permanently forfeited and retained by JAK as liquidated damages and compensation for the use of funds. Upon such Default, the original outstanding Convertible Notes, Warrants, and all related rights (including conversion and exercise rights) would be fully reinstated as if the Agreement had never been entered into. A copy of the Repurchase Agreement was filed as Exhibit 10.1 to the Company’s current report on 6-K dated June 16, 2026 and is incorporated by reference herein.

Exchange of Convertible Notes with JAK Opportunities VI LLC

On August 11, 2026, NewGenIvf completed an Amendment and Exchange Agreement (the “Exchange Agreement”) with JAK Opportunities VI LLC (“JAK”). Under the Exchange Agreement, the Repurchase Agreement with JAK was terminated and the remaining outstanding Convertible Notes, and Warrants were exchanged for a new senior convertible note in the aggregate principal amount of $7,105,468.75 (“New Note”). The restructuring eliminates, among other terms, the mandatory requirement that a significant percentage of proceeds from new capital raises be applied to prepay the outstanding Convertible Notes and Warrants which was set out in the Forbearance Agreement. A copy of the Exchange Agreement and the New Note were filed as Exhibits 10.1, and 10.2 to the Company’s current report on 6-K dated August 17, 2026 and are incorporated by reference herein.

Best Efforts Offering

On September 28, 2026, the Company entered into a placement agent agreement (the “Placement Agent Agreement”) with Aegis Capital Corp. (“Aegis”), pursuant to which Aegis acted as the exclusive placement agent for a public offering made on a reasonable best efforts basis (the “Offering”). On September 30, 2026, the Company closed the Offering, and issued an aggregate of 17,857,143 Class A Ordinary Shares (equivalent to 4,464,286 Class A Ordinary Shares adjusted for Reverse Stock Split) or pre-funded warrants to purchase Class A Ordinary Shares in lieu thereof (the “Pre-Funded Warrants”), comprising 125,000 Class A Ordinary Shares (equivalent to 31,250 Class A Ordinary Shares adjusted for Reverse Stock Split) and Pre-Funded Warrants to purchase up to 17,732,143 Class A Ordinary Shares (equivalent to 4,433,036 Class A Ordinary Shares adjusted for Reverse Stock Split). A copy of the Placement Agent Agreement was filed as Exhibit 1.1 to the Company’s current report on 6-K dated September 30, 2026 and is incorporated by reference herein.

RISK FACTORS

Investing in our securities involves risk. Before you decide to buy our securities, you should carefully consider the risks described in this prospectus, in our annual report on Form 20-F for the year ended December 31, 2025, which is incorporated herein by reference, as well as the risks that are described in the applicable prospectus supplement and in other documents incorporated by reference into this prospectus. If any of these risks actually occurs, our business, financial condition and results of operations could suffer, and you may lose all or part of your investment.

Please see “Where You Can Find More Information About Us” and “Incorporation of Documents by Reference” for information on where you can find the documents we have filed with or furnished to the SEC and which are incorporated into this prospectus by reference.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the securities we offer as set forth in the applicable prospectus supplement(s).

The specific allocations of the proceeds we receive from the sale of our securities will be described in the applicable prospectus supplement(s).

We will not receive any proceeds from the sale of our Class A Ordinary Shares by the selling shareholders (if any).

DESCRIPTION OF SHARE CAPITAL

Class A and Class B Ordinary Shares

General

The Memorandum and Articles of Association authorize the issuance of an unlimited Class A Ordinary Shares, unlimited Class B Ordinary Shares and unlimited preferred shares with no par value (“Preferred Shares”). As of the date of this prospectus, we have 37,264,073 Class A Ordinary Shares outstanding, 292,265 Class B Ordinary Shares outstanding, (before Reverse Stock Split on October 12, 2026) and no Preferred Shares outstanding. All of our outstanding Class A Ordinary Shares are validly issued, and fully paid. Our Class A Ordinary Shares and Class B Ordinary Shares are not subject to any preemptive right.

Hei Yue Tina Fong and Wing Fung Alfred Siu control the voting power of all of the outstanding Class B Ordinary Shares. Although Ms. Fong and Mr. Siu control the voting power of all of the outstanding Class B Ordinary Shares, their control over those shares is not permanent and is subject to reduction or elimination at any time or after certain periods as a result of a variety of factors. As further described below, upon any transfer of Class B Ordinary Shares by a holder thereof to any person which is not a Permitted Transferee (as defined in the Memorandum and Articles of Association) of such holder, those shares will automatically and immediately convert into Class A Ordinary Shares. In addition, all Class B Ordinary Shares will automatically convert to Class A Ordinary Shares in other events described below. See “— Optional and Mandatory Conversion.”

Dividends.

The holders of our Class A Ordinary Shares and Class B Ordinary Shares are entitled to such dividends as may be declared by its Board of Directors subject to its Memorandum and Articles of Association and applicable law. No dividend may be declared and paid unless the Board of Directors determine that, immediately after the payment, the value of the Company assets will exceed its liabilities and the Company will be able to pay its debts as and when they fall due. Holders of Class A ordinary shares and Class B ordinary shares will be entitled to the same amount of dividends, if declared.

Voting Rights.

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the right to receive notice of, attend, speak and vote at general meetings of the shareholders. In respect of all matters upon which holders of our shares are entitled to vote, each Class A Ordinary Share are entitled to one (1) vote and each Class B Ordinary Share are entitled to one hundred (100) votes. At any meeting of shareholders a resolution put to the vote of the meeting shall be decided by way of a poll and not by way of a show of hands.

A meeting of the shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 50 per cent of the votes of the shares entitled to vote on resolutions of the shareholders to be considered at the meeting. As a BVI business company, the Company is not obliged by the BVI Act to call shareholders’ annual general meetings. The Memorandum and Articles of Association provide that the Company may (but is not obliged to) in each calendar year hold a general meeting as its annual general meeting in which case the Company will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by its directors. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting.

Shareholders’ annual general meetings and any other general meetings of the Company’s shareholders may be convened by any director or, upon a requisition of shareholders holding at the date of deposit of the requisition not less than 30 percent of the votes attaching to the issued and outstanding shares entitled to vote at general meetings in respect of the matter for which the meeting is requested, in which case the directors are obliged to convene such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, the Memorandum and Articles of Association do not provide its shareholders with any right to put any proposals before any annual general meetings or any extraordinary general meetings not called by such shareholders. Advance notice of at least ten (10) days and not more than sixty (60) days is required for the convening of the Company’s annual general meeting and other general meetings unless such notice is waived in accordance with its articles of association.

Any resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting.

Conversion

Subject to any applicable adjustment pursuant to the Memorandum and Articles of Association, each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Class B Ordinary Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Shares into Class A Ordinary Shares. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares.

Liquidation.

As permitted by the BVI Act and the Memorandum and Articles of Association, the Company may be voluntarily liquidated under Part XII of the BVI Act by resolution of directors and resolution of shareholders if the Company’s assets exceed the Company’s liabilities and the Company is able to pay the Company’s debts as they fall due. The Company may also be wound up in circumstances where the Company is insolvent in accordance with the terms of the BVI Insolvency Act (As Revised).

If the Company is wound up and the assets available for distribution among the Company’s shareholders are more than sufficient to repay all amounts paid to the Company on account of the issue of shares immediately prior to the winding up, the excess shall be distributable pari passu among those shareholders in proportion to the amount paid up immediately prior to the winding up on the shares held by them, respectively. If the Company is wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the amounts paid to the Company on account of the issue of shares, those assets shall be distributed so that, to the greatest extent possible, the losses shall be borne by the shareholders in proportion to the amounts paid up immediately prior to the winding up on the shares held by them, respectively. If the Company is wound up, the liquidator appointed by the Company may, in accordance with the BVI Act, divide among the Company’s shareholders in specie or kind the whole or any part of the Company’s assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholder

Redemption, Repurchase and Surrender of Ordinary Shares.

The Company may issue shares on terms that such shares are subject to redemption, at the Company’s option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by the Board of Directors. The Company may also repurchase any of its shares provided that the Company may not purchase, redeem or otherwise acquire its own shares without the consent of the shareholder whose Shares are to be purchased, redeemed or otherwise acquired unless the Company is permitted or required by the Act or any other provision in the Memorandum or Articles to purchase, redeem or otherwise acquire the Shares without such consent.

Variations of Rights of Shares.

If at any time the Company’s share are divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not the Company is being wound-up, may be varied by a resolution passed at a meeting by the holders of more than fifty percent of the issued shares of that class that have voted (and are entitled to vote thereon) in relation to any such resolution, unless otherwise provided by the terms of issue of such class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records.

Holders of our Class A Ordinary Shares and Class B Ordinary Shares have no general right under BVI law to inspect or obtain copies of the Company’s list of shareholders or its corporate records. However, the Company will provide its shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Shares.

The Memorandum and Articles of Association authorize the Board of Directors to issue additional Class A or Class B Ordinary Shares from time to time as the Board of Directors shall determine, to the extent of available authorized but unissued shares. The Memorandum and Articles of Association also authorize the Board of Directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

The Board of Directors may issue preferred shares without action by its shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of Class A Ordinary Shares and Class B Ordinary Shares.

Anti-Takeover Provisions

Some provisions of the Memorandum and Articles of Association may discourage, delay or prevent a change of control of the Company or management that shareholders may consider favorable, including (i) provisions that authorize the Board of Directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by its shareholders; and (ii) provisions providing that directors may not be removed by the shareholders except for cause.

Preferred Shares

Subject to applicable law and the Memorandum and Articles of Association, the Board of Directors may issue Preferred Shares with such preferred rights as they shall determine. The rights, privileges, restrictions and conditions attaching to the Preferred Shares shall be stated in the Memorandum and Articles of Association, which shall be amended accordingly prior to the issue of such Preferred Shares.

DESCRIPTION OF PREFERRED SHARES

The particular terms of each issue or series of preferred shares will be described in the related prospectus supplement. This description will include, where applicable, a description of:

●	the title and nominal value of the preferred shares;

●	the number of preferred shares we are offering;

●	the liquidation preference per preferred share, if any;

●	the issue price per preferred share (or if applicable, the calculation formula of the issue price per preferred share);

●	whether preferential subscription rights will be issued to existing shareholders;

●	the dividend rate per preferred share, dividend period and payment dates and method of calculation for dividends;

●	whether dividends will be cumulative or non-cumulative and, if cumulative, the date from which dividends will accumulate;

●	our right, if any, to defer payment of dividends and the maximum length of any such deferral period;

●	the relative ranking and preferences of the preferred shares as to dividend rights (preferred dividend if any) and rights if we liquidate, dissolve or wind up the Company;

●	the procedures for any auction and remarketing, if any;

●	the provisions for redemption or repurchase, if applicable, and any restrictions on our ability to exercise those redemption and repurchase rights;

●	any listing of the preferred shares on any securities exchange or market;

●	whether the preferred shares will be convertible into our ordinary shares (including in the form of ADSs) or preferred shares of another category, and, if applicable, conditions of an automatic conversion into ordinary shares (including in the form of ADSs), if any, the conversion period, the conversion price, or how such price will be calculated, and under what circumstances it may be adjusted;

●	voting rights, if any, of the preferred shares;

●	preemption rights, if any;

●	other restrictions on transfer, sale or assignment, if any;

●	whether interests in the preferred shares will be represented by American Depositary Preferred Shares;

●	a discussion of any material or special British Virgin Islands or United States federal income tax considerations applicable to the preferred shares;

●	any limitations on issuances of any class or series of preferred shares ranking senior to or on a parity with the series of preferred shares being issued as to dividend rights and rights if we liquidate, dissolve or wind up our affairs;

●	any rights attached to the preferred shares regarding the corporate governance of our company, which may include, for example representation rights to the board of directors; and

●	any other specific terms, rights, preferences, privileges, qualifications or restrictions of the preferred shares.

Our board of directors may cause the Company to issue from time to time, out of the authorized share capital of the Company (other than the authorized but unissued ordinary shares), series of preferred shares in their absolute discretion and without approval of the shareholders; provided, however, before any preferred shares of any such series are issued, our board of directors shall by resolution of directors determine, with respect to any series of preferred shares, the terms and rights of that series.

When we issue preferred shares under this prospectus and the applicable prospectus supplement, the shares will be fully paid and non-assessable and will not have, or be subject to, any preemptive or similar rights.

The issuance of preferred shares could adversely affect the voting power of holders of ordinary shares and ADSs and reduce the likelihood that holders of ordinary shares and ADSs will receive dividend payments and payments upon liquidation. The issuance could have the effect of decreasing the market price of our ADSs. The issuance of preferred shares also could have the effect of delaying, deterring or preventing a change in control of our company.

DESCRIPTION OF WARRANTS

The following summary of certain provisions of the warrants does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the warrant agreement that will be filed with the SEC in connection with the offering of such warrants.

General

We may issue warrants to purchase ordinary shares, including ordinary shares represented by ADSs. Warrants may be issued independently or together with any other securities and may be attached to, or separate from, such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants. The terms of any warrants to be issued and a description of the material provisions of the applicable warrant agreement will be set forth in the applicable prospectus supplement.

The applicable prospectus supplement will describe the following terms of any warrants in respect of which this prospectus is being delivered:

●	the title of such warrants;

●	the aggregate number of such warrants;

●	the price or prices at which such warrants will be issued and exercised;

●	the currency or currencies in which the price of such warrants will be payable;

●	the securities purchasable upon exercise of such warrants;

●	the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

●	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

●	if applicable, the designation and terms of the securities with which such warrants are issued and the number of such warrants issued with each such security;

●	if applicable, the date on and after which such warrants and the related securities will be separately transferable;

●	information with respect to book-entry procedures, if any;

●	any material British Virgin Islands or United States federal income tax consequences;

●	the antidilution provisions of the warrants, if any; and

any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

Amendments and Supplements to Warrant Agreement

We and the warrant agent may amend or supplement the warrant agreement for a series of warrants without the consent of the holders of the warrants issued thereunder to effect changes that are not inconsistent with the provisions of the warrants and that do not materially and adversely affect the interests of the holders of the warrants.

DESCRIPTION OF DEBT SECURITIES

General

We may issue debt securities which may or may not be converted into our ordinary shares. We may issue the debt securities independently or together with any underlying securities, and debt securities may be attached or separate from the underlying securities. In connection with the issuance of any debt securities, we do not intend to issue them pursuant to a trust indenture upon reliance of Section 304(a)(8) of the Trust Indenture Act and Rule 4a-1 promulgated thereunder.

The following description is a summary of selected provisions relating to the debt securities that we may issue. The summary is not complete. When debt securities are offered in the future, a prospectus supplement, information incorporated by reference, or a free writing prospectus, as applicable, will explain the particular terms of those securities and the extent to which these general provisions may apply. The specific terms of the debt securities as described in a prospectus supplement, information incorporated by reference, or free writing prospectus will supplement and, if applicable, may modify or replace the general terms described in this section.

This summary and any description of debt securities in the applicable prospectus supplement, information incorporated by reference, or free writing prospectus is subject to and is qualified in its entirety by reference to all the provisions of any specific debt securities document or agreement. We will file each of these documents, as applicable, with the SEC and incorporate them by reference as an exhibit to the registration statement of which this prospectus is a part on or before the time we issue a series of warrants. See “Where You Can Find More Information About Us” and “Incorporation of Documents by Reference” below for information on how to obtain a copy of a debt securities document when it is filed.

When we refer to a series of debt securities, we mean all debt securities issued as part of the same series under the applicable indenture.

Terms

The applicable prospectus supplement, information incorporated by reference, or free writing prospectus, may describe the terms of any debt securities that we may offer, including, but not limited to, the following:

●	the title of the debt securities;

●	the total amount of the debt securities;

●	the amount or amounts of the debt securities will be issued and interest rate;

●	the conversion price at which the debt securities may be converted;

●	the date on which the right to convert the debt securities will commence and the date on which the right will expire;

●	if applicable, the minimum or maximum amount of debt securities that may be converted at any one time;

●	if applicable, a discussion of material federal income tax consideration;

●	if applicable, the terms of the payoff of the debt securities;

●	the identity of the indenture agent, if any;

●	the procedures and conditions relating to the conversion of the debt securities; and

●	any other terms of the debt securities, including terms, procedure and limitation relating to the exchange or conversion of the debt securities.

Form, Exchange, and Transfer

We may issue the debt securities in registered form or bearer form. Debt securities issued in registered form, i.e., book-entry form, will be represented by a global security registered in the name of a depository, which will be the holder of all the debt securities represented by the global security. Those investors who own beneficial interests in global debt securities will do so through participants in the depository’s system, and the rights of these indirect owners will be governed solely by the applicable procedures of the depository and its participants. In addition, we may issue debt securities in non-global form, i.e., bearer form. If any debt securities are issued in non-global form, debt securities certificates may be exchanged for new debt securities certificates of different denominations, and holders may exchange, transfer, or convert their debt securities at the debt securities agent’s office or any other office indicated in the applicable prospectus supplement, information incorporated by reference or free writing prospectus.

Prior to the conversion of their debt securities, holders of debt securities convertible for ordinary shares will not have any rights of holders of ordinary shares, and will not be entitled to dividend payments, if any, or voting rights of the ordinary shares.

Conversion of Debt Securities

A debt security may entitle the holder to purchase, in exchange for the extinguishment of debt, an amount of securities at a conversion price that will be stated in the debt security. Debt securities may be converted at any time up to the close of business on the expiration date set forth in the terms of such debt security. After the close of business on the expiration date, debt securities not exercised will be paid in accordance with their terms.

Debt securities may be converted as set forth in the applicable offering material. Upon receipt of a notice of conversion properly completed and duly executed at the corporate trust office of the indenture agent, if any, or to us, we will forward, as soon as practicable, the securities purchasable upon such exercise. If less than all of the debt security represented by such security is converted, a new debt security will be issued for the remaining debt security

DESCRIPTION OF SUBSCRIPTION RIGHTS

The following summary of certain provisions of the subscription rights does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the certificate evidencing the subscription rights that will be filed with the SEC in connection with the offering of such subscription rights.

General

We may issue subscription rights to purchase ordinary shares, including ordinary shares represented by ADSs. Subscription rights may be issued independently or together with any other offered security and may or may not be transferable by the person purchasing or receiving the subscription rights. In connection with any subscription rights offering to our shareholders, we may enter into a standby underwriting arrangement with one or more underwriters pursuant to which such underwriters will purchase any offered securities remaining unsubscribed for after such subscription rights offering. In connection with a subscription rights offering to our shareholders, we will distribute certificates evidencing the subscription rights and a prospectus supplement to our shareholders on the record date that we set for receiving subscription rights in such subscription rights offering.

The applicable prospectus supplement will describe the following terms of subscription rights in respect of which this prospectus is being delivered:

●	the title of such subscription rights;

●	the securities for which such subscription rights are exercisable;

●	the exercise price for such subscription rights;

●	the number of such subscription rights issued to each shareholder;

●	the extent to which such subscription rights are transferable;

●	if applicable, a discussion of the material British Virgin Islands or United States federal income tax considerations applicable to the issuance or exercise of such subscription rights;

●	the date on which the right to exercise such subscription rights shall commence, and the date on which such rights shall expire (subject to any extension);

●	the extent to which such subscription rights include an over-subscription privilege with respect to unsubscribed securities;

●	if applicable, the material terms of any standby underwriting or other purchase arrangement that we may enter into in connection with the subscription rights offering; and

●	any other terms of such subscription rights, including terms, procedures and limitations relating to the exchange and exercise of such subscription rights.

Exercise of Subscription Rights

Each subscription right will entitle the holder of the subscription right to purchase for cash such amount of securities at such exercise price as shall be set forth in, or be determinable as set forth in, the prospectus supplement relating to the subscription rights offered thereby. Subscription rights may be exercised at any time up to the close of business on the expiration date for such subscription rights set forth in the prospectus supplement. After the close of business on the expiration date, all unexercised subscription rights will become void.

Subscription rights may be exercised as set forth in the prospectus supplement relating to the subscription rights offered thereby. Upon receipt of payment and the subscription rights certificate properly completed and duly executed at the corporate trust office of the subscription rights agent or any other office indicated in the prospectus supplement, we will forward, as soon as practicable, the ordinary shares purchasable upon such exercise. We may determine to offer any unsubscribed offered securities directly to persons other than shareholders, to or through agents, underwriters or dealers or through a combination of such methods, including pursuant to standby underwriting arrangements, as set forth in the applicable prospectus supplement.

The following summary of certain provisions of the units does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the certificate evidencing the units that will be filed with the SEC in connection with the offering of such units.

We may issue units comprised of one or more of the other securities described in this prospectus in any combination. Each unit will be issued so that the holder of the unit is also the holder, with the rights and obligations of a holder, of each security included in the unit. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date or upon the occurrence of a specified event or occurrence.

The applicable prospectus supplement will describe:

●	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

●	any unit agreement under which the units will be issued;

●	any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units; and

●	whether the units will be issued in fully registered or global form.

DESCRIPTION OF UNITS

The following summary of certain provisions of the units does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the certificate evidencing the units that will be filed with the SEC in connection with the offering of such units.

We may issue units comprised of one or more of the other securities described in this prospectus in any combination. Each unit will be issued so that the holder of the unit is also the holder, with the rights and obligations of a holder, of each security included in the unit. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date or upon the occurrence of a specified event or occurrence.

The applicable prospectus supplement will describe:

●	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

●	any unit agreement under which the units will be issued;

●	any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units; and

●	whether the units will be issued in fully registered or global form.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the British Virgin Islands with limited liability. We are incorporated in the British Virgin Islands because of certain benefits associated with being a British Virgin Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, the British Virgin Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a lesser extent. In addition, British Virgin Islands companies may not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

We have appointed [           ] as our agent to receive service of process with respect to any action brought against us in the United States District Court for districts in the State of New York under the federal securities laws of the United States or of any State of the United  States or any action brought against us in the Supreme Court of the State of New York under the securities laws of the State of New York.

The British Virgin Islands courts are unlikely:

●	to recognize or enforce against the Company, judgments of courts of the U.S. based on certain civil liability provisions of U.S. securities laws where that liability is in respect of penalties, taxes, fines or similar fiscal or revenue obligations of the company; and

●	to impose liabilities against the Company, in original actions brought in the British Virgin Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory enforcement in the British Virgin Islands of judgments obtained in the U.S., however, the courts of the British Virgin Islands will in certain circumstances recognize such a foreign judgment and treat it as a cause of action in itself which may be sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that:

●	the U.S. court issuing the judgment had jurisdiction in the matter and the company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;

●	the judgment is final and for a liquidated sum;

●	the judgment given by the U.S. court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations of the company;

●	in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the court;

●	recognition or enforcement of the judgment in the British Virgin Islands would not be contrary to public policy; and

●	the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

In appropriate circumstances, a British Virgin Islands Court may give effect in the British Virgin Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

TAXATION

Certain income tax considerations relating to the purchase, ownership and disposition of any of the securities offered by this prospectus will be set forth in the applicable prospectus supplement relating to the offering of those securities.

SELLING SHAREHOLDERS

Selling shareholders to be named in a prospectus supplement may, from time to time, offer and sell some or all of our Class A ordinary shares held by them pursuant to this prospectus and the applicable prospectus supplement. Such selling shareholders may sell our Class A ordinary shares held by them to or through underwriters, dealers or agents or directly to purchasers or as otherwise set forth in the applicable prospectus supplement. See “Plan of Distribution.” Such selling shareholders may also sell, transfer or otherwise dispose of some or all of our Class A ordinary shares held by them in transactions exempt from the registration requirements of the Securities Act.

If any selling shareholder is to offer and sell some or all of our Class A ordinary shares held by them pursuant to this prospectus, we will provide you with a prospectus supplement that sets forth the name of each selling shareholder and the number of our Class A ordinary shares beneficially owned by such selling shareholder. The prospectus supplement also will disclose whether any of the selling shareholders have held any position or office with, have been employed by or otherwise have had a material relationship with us during the three years prior to the date of the prospectus supplement.

PLAN OF DISTRIBUTION

We or the selling shareholders named in the applicable prospectus supplement may sell the securities described in this prospectus from time to time in one or more transactions, including without limitation:

●	to or through underwriters, brokers or dealers;

●	through agents;

●	on any national exchange on which the securities offered by this prospectus are listed or any automatic quotation system through which the securities may be quoted;

●	through a block trade in which the broker or dealer engaged to handle the block trade will attempt to sell the securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

●	directly to one or more purchasers in negotiated sales or competitively bid transactions; or

●	through a combination of any of these methods.

In addition, we may enter into derivative or hedging transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. In connection with such a transaction, the third parties may sell securities covered by and pursuant to this prospectus and the applicable prospectus supplement. If so, the third party may use securities borrowed from us or others to settle such sales and may use securities received from us to close out any related short positions. We may also loan or pledge securities covered by this prospectus and an applicable prospectus supplement to third parties, who may sell the loaned securities or, in an event of default in the case of a pledge, sell the pledged securities pursuant to this prospectus and the applicable prospectus supplement.

We may issue the securities as a dividend or distribution or in a subscription rights offering to our existing security holders. In some cases, we or dealers acting for us or on our behalf may also repurchase securities and reoffer them to the public by one or more of the methods described above. This prospectus may be used in connection with any offering of our securities through any of these methods or other methods described in the applicable prospectus supplement.

We or the selling shareholders named in the applicable prospectus supplement may sell the securities offered by this prospectus at:

●	a fixed price or prices, which may be changed;

●	market prices prevailing at the time of sale;

●	prices related to such prevailing market prices; or

●	negotiated prices.

We or the selling shareholders named in the applicable prospectus supplement may solicit offers to purchase the securities directly from the public from time to time. We or the selling shareholders named in the applicable prospectus supplement may also designate agents from time to time to solicit offers to purchase securities from the public on our or their behalf. The prospectus supplement relating to any particular offering of securities will name any agents designated to solicit offers, and will include information about any commissions to be paid to the agents, in that offering. Agents may be deemed to be “underwriters” as that term is defined in the Securities Act. From time to time, we or the selling shareholders named in the applicable prospectus supplement may sell securities to one or more dealers as principals. The dealers, who may be deemed to be “underwriters” as that term is defined in the Securities Act, may then resell those securities to the public. We or the selling shareholders named in the applicable prospectus supplement may sell securities from time to time to one or more underwriters, who would purchase the securities as principal for resale to the public, either on a firm-commitment or best-efforts basis. If we or the selling shareholders named in the applicable prospectus supplement sell securities to underwriters, we or the selling shareholders named in the applicable prospectus supplement will execute an underwriting agreement with them at the time of sale and will name them in the applicable prospectus supplement. In connection with those sales, underwriters may be deemed to have received compensation from us or the selling shareholders named in the applicable prospectus supplement in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agents. Underwriters may resell the securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from purchasers for whom they may act as agents. Underwriters, dealers, agents and other persons may be entitled, under agreements that they may enter into with us or the selling shareholders named in the applicable prospectus supplement, to indemnification by us or the selling shareholders named in the applicable prospectus supplement against civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which they may be required to make.

The applicable prospectus supplement will describe the terms of the offering of the securities, including the following:

●	the name of the agent or any underwriters;

●	the public offering or purchase price;

●	any discounts and commissions to be allowed or paid to the agent or underwriters;

●	all other items constituting underwriting compensation;

●	any discounts and commissions to be allowed or paid to dealers; and

●	any exchanges on which the securities will be listed.

If we offer securities in a subscription rights offering to our existing security holders, we may enter into a standby underwriting agreement with dealers, acting as standby underwriters. We may pay the standby underwriters a commitment fee for the securities they commit to purchase on a standby basis. If we do not enter into a standby underwriting arrangement, we may retain a dealer-manager to manage a subscription rights offering for us.

We may pay expenses incurred with respect to the registration of shares owned by any selling shareholders.

The underwriters, dealers and agents, as well as their associates, may be customers of or lenders to, and may engage in transactions with and perform services for, Hesai Group and its subsidiaries. In addition, we may offer securities to or through our affiliates, as underwriters, dealers or agents. Our affiliates may also offer the securities in other markets through one or more selling agents, including one another. If so indicated in an applicable prospectus supplement, we will authorize dealers or other persons acting as our agent to solicit offers by some institutions to purchase securities from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which these contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others.

In order to facilitate the offering of the securities, any underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the securities or any other securities the prices of which may be used to determine payments on such securities. Specifically, any underwriters may over allot in connection with the offering, creating a short position for their own accounts. In addition, to cover overallotments or to stabilize the price of the securities or of any such other securities, the underwriters may bid for, and purchase, the securities or any such other securities in the open market. Finally, in any offering of the securities through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the securities in the offering if the syndicate repurchases previously distributed securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the securities above independent market levels. Any such underwriters are not required to engage in these activities and may end any of these activities at any time.

LEGAL MATTERS

Certain legal matters as to U.S. federal securities law concerning this offering will be passed upon for us by Han Kun Law Offices LLP. Certain legal matters as to BVI law will be passed upon for us by Ogier. Han Kun Law Offices LLP may rely upon Ogier with respect to matters governed by BVI law.

EXPERTS

The financial statements of NewGenIvf Limited as of and for the years ended December 31, 2025, 2024, and 2023 included in this prospectus have been so included in reliance on the report of J & S Associate PLT, an independent registered public accounting firm with its registered address at B-11-14, Megan Avenue II 12, Jalan Yap Kwan Seng, 50450, Kuala Lumpur, Malaysia, given on the authority of said firm as an expert in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We are currently subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings may also be obtained over the Internet at the SEC’s website at www.sec.gov.

Our corporate website is www.newgenivf.com. The information contained on our websites is not a part of this prospectus. Our agent for service of process in the United States is [             ], located at [              ].

This prospectus is part of a registration statement that we filed with the SEC and does not contain all the information in the registration statement. You will find additional information about us in the registration statement. Any statement made in this prospectus concerning a contract or other document of ours is not necessarily complete, and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter. Each such statement is qualified in all respects by reference to the document to which it refers.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them. This means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in our affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference in this prospectus, you should rely on the information contained in the document that was filed later.

We incorporate by reference the following documents:

●	our annual report on Form 20-F for the fiscal year ended December 31, 2025 filed on March 31, 2026;

●	the F-1 filed on September 1, 2026 which includes the dual dated audit report for the fiscal year ended December 31, 2025 taking into account the Reverse Stock Splits in July 2026 and September 2026;

●	our Reports on Form 6-K filed with the SEC on May 21, 2026, May 28, 2026, June 4, 2026, June 11, 2026, June 16, 2026, June 18, 2026, June 22, 2026, July 1, 2026, July 6, 2026, July 27, 2026, July 30, 2026, July 31, 2026, August 17, 2026, August 18, 2026, September 30, 2026, and October 7, 2026 (one announced the four-to-one reverse share split and one announced the unaudited financial results for the six months ended June 30, 2026); and

●	the description of our securities contained in Exhibit 2.5 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2025 filed with the SEC on March 31, 2026, and including any

●	any future annual reports on Form 20-F filed with the SEC after the date of this prospectus and prior to the termination of the offering of the securities offered by this prospectus; and

●	any future reports on Form 6-K that we furnish to the SEC after the date of this prospectus that are identified in such reports as being incorporated by reference in this prospectus.

Our annual report for the fiscal year ended December 31, 2025 contains a description of our business and audited consolidated financial statements with a report by our independent auditor. The consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

Unless expressly incorporated by reference, nothing in this prospectus shall be deemed to incorporate by reference information furnished to, but not filed with, the SEC. Copies of all documents incorporated by reference in this prospectus, other than exhibits to those documents unless such exhibits are specially incorporated by reference in this prospectus, will be provided at no cost to each person, including any beneficial owner, who receives a copy of this prospectus on the written or oral request of that person made to:

NewGenIvf Group Limited
36/39-36/40, 13th Floor, PS Tower
Sukhumvit 21 Road (Asoke)
Khlong Toei Nuea Sub-district
Watthana District, Bangkok 10110
Thailand

Tel: +1 (212) 537-4406

You should rely only on the information that we incorporate by reference or provide in this prospectus. We have not authorized anyone to provide you with different information. We are not making any offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of those documents.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 8. INDEMNIFICATION OF DIRECTORS AND OFFICERS

British Virgin Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against willful default, civil fraud or the consequences of committing a crime. Under our Memorandum and Articles of Association, we may indemnify our directors, officers and liquidators against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with civil, criminal, administrative or investigative proceedings to which they are party or are threatened to be made a party by reason of their acting as our director, officer or liquidator. To be entitled to indemnification, these persons must have acted honestly and in good faith with a view to the best interest of the registrant and, in the case of criminal proceedings, they must have had no reasonable cause to believe their conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 9. EXHIBITS

See Exhibit Index beginning on page II-3 of this registration statement.

ITEM 10. UNDERTAKINGS.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

(iii)	Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iv)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this item do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act or Item 8.A of Form 20-F if such financial statements and information are contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement.

(5) That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(6) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement
4.1	Specimen Class A Ordinary Share Certificate of the Company (incorporated by reference to Exhibit 2.1 of the report on Form 20-F filed with the Securities and Exchange Commission on April 9, 2024)
4.2*	Certificate of Designation for Preferred Shares
4.3*	Registrant’s Specimen of Warrant Certificate
4.4*	Form of Warrant Agreement
4.5*	Form of Indenture
4.6*	Form of Debt Security
4.7*	Form of Subscription Rights Agreement
4.8*	Form of Subscription Rights Certificate
4.9*	Specimen Unit Certificate
5.1*	Opinion of Ogier regarding the validity of the securities being registered
8.1*	Opinion of Ogier regarding certain British Virgin Islands tax matters (included in Exhibit 5.1)
23.1*	Consent Letter from J&S Associate PLT
23.2*	Consent of Ogier (included in Exhibit 5.1)
24.1*	Power of attorney (included on signature page hereof)
107*	Calculation of Filing Fee Table

*	To be filed by amendment or as an exhibit to a document to be incorporated by reference into this registration statement.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, China, on           , 2026.

NEWGENIVF GROUP LIMITED

By:
Wing Fung Alfred Siu
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Mr. Wing Fung Alfred Siu as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitutes or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, the registration statement has been signed by the following persons on          , 2026 in the capacities indicated.

Signature	Title

Chief Executive Officer and Director,
Wing Fung Alfred Siu	(Principal Executive Officer)

Director, Chief Marketing Officer
Hei Yue Tina Fong

Independent Director
Hok Man Jefferson Au

Independent Director
Florianna Ann Chi Wan Chan

Independent Director
Tam Chun Wa

Independent Director
Lee Sze Mun

Director
Kong Yiu Cheung

Independent Director
Lam Chun Tung Patrick

Independent Director
Lau Tsz Hin Vincent

Chief Financial Officer
Ho Fai Chung

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the requirements of the Securities Act, the undersigned, the duly authorized representative in the United States of NewGenIvf Group Limited has signed this registration statement or amendment thereto in New York, United States on            , 2026.

Authorized U.S. Representative

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By:
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